                    GENERAL AMERICAN CAPITAL COMPANY


                                          February, 1997


Dear Shareholder:

We are pleased to bring you this Annual Report for General American Capital Company, covering financial results through December 31, 1996. General American Capital Company is an underlying investment vehicle for variable universal life insurance and variable annuity products offered by General American Life Insurance Company.

As in the last three annual reports, this edition includes management commentary on the investment performance of each fund, plus historical graphs charting the growth of a $10,000 investment from fund inception through December 31, 1996. Preceding the management discussion of each fund, we have added a one-page Economic Overview. Following the management discussion section are the audited financial statements and footnotes, and the schedule of investments for each fund.

We hope you find this report informative. Thank you for choosing our investment funds. We look forward to continued asset growth in 1997, our tenth year of operation.




                                          Richard A. Liddy
                                          Chairman of the Board

                           ECONOMIC OVERVIEW

Nineteen ninety-six started on the heels of an economically weak 1995, and most market participants were anticipating continued easing of interest rates by the Federal Reserve. After a 25 basis point decrease in the Federal Funds rate at the end of January, the economy put together five successive strong employment reports, with Gross Domestic Product (GDP) growth of 2.2 percent in the first quarter and 4.7 percent in the second. The yield on the long bond, meanwhile, remained within a fairly narrow trading range centered on
7.0 percent from March through most of October.

By early September, most market participants were looking for a potential 25 basis point increase in rates. The economy stalled in the third quarter, however, following a weak September employment report and continued reports of mild inflation. In the fourth quarter, the economy bounced back on stronger-than-expected export growth and a December employment report that showed an increase of 262,000 jobs plus upward revisions totaling 46,000 jobs to the previous two months' reports. We expect fourth quarter growth to be in the 3.75 to 4.00 percent range. Available data reveal three sources of strong fourth quarter growth: a sharp contraction in the trade deficit, unusually strong construction of nonresidential buildings and public facilities, and increased consumer spending on services.

As we look forward, 1997 is shaping up to resemble 1996, with a strong first half followed by a consumer slowdown. The trade deficit is highly unlikely to be any lower on a quarter-to-quarter basis during 1997 than it was during the fourth quarter of 1996. A continued strong dollar should favor imports over exports. Available construction data also suggests that construction growth should slow to a relatively moderate pace over the upcoming few quarters.

Three issues are paramount in 1997: consumer spending, inflation, and the federal budget outlook. The willingness of consumers to spend continues to cause great disagreement among economists. The case for higher spending rests on the strength of income and employment gains, the high level of consumer confidence, and improved household balance sheets resulting from the surging stock market. The case for weak spending rests on the build-up of debt, the rise in loan delinquencies and bankruptcies, and the lack of significant pent-up demand for consumer durables and housing.

Developments on inflation will directly influence the interest rate environment. An increase in inflation will cause Fed officials to tighten monetary policy. We are not forecasting any Fed action on interest rates, but we acknowledge that as of late January, there is a much better chance of an increase in rates than a decrease. Further gains in wage inflation appear assured, given the tightness of the labor markets. More uncertain is whether business will be able to pass through such price increases. The budget outlook, meanwhile, will affect long term bond yields. Any progress on curbing deficits should help support bond prices.

              Management's Discussion of Fund Performance
                         S & P 500 INDEX FUND


The largest of the Capital Company funds, the S & P 500 Index Fund registered another year of strong growth in 1996. The total net return of 22.89 percent for the year increased the fund's total net assets from $247 million to $340 million. After a modest third quarter in which the S & P 500 Index returned 3.1 percent--pulled down by a 4.5 percent decline in July--the Index rebounded with a strong fourth quarter yield of 8.4, which the fund matched.

At year end, the fund had 462 issues in the portfolio, representing 98 percent of the S & P 500 Index capitalization. The fund finished the year tracking closely with the index return, as it has done for the last several years, in keeping with the fund's objective of duplicating the index's performance. The long stock market rally continued in 1996, fueled by low inflation, strong earnings and a growing economy. Meanwhile, the large cap sector of the equity market, led by the blue chip companies, continued to outperform the small cap sector.

S&P 500 INDEX FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                              S&P 500 Index Fund      S&P 500 Index
10/01/87                      10,000                  10,000
12/31/87                      7,795                   7,750
12/31/88                      9,093                   9,037
12/31/89                      11,799                  11,901
12/31/90                      11,349                  11,532
12/31/91                      14,777                  15,049
12/31/92                      15,877                  16,193
12/31/93                      17,438                  17,829
12/31/94                      17,640                  18,060
12/31/95                      24,139                  24,825
12/31/96                      29,665                  30,554


Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The S & P 500 Index Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 22.89%, 14.96% and 12.48% respectively.
Fund began operations on October 1, 1987.

               Management's Discussion of Fund Performance
                           MONEY MARKET FUND


The Money Market Fund finished the year above the $100 million mark in net assets, with $101.4 million, and posted a net annual return of 5.51 percent. Yields on money market securities went up slightly in the fourth quarter, while the 90-day Treasury Bill yield increased by 15 basis points during that time. This followed a slight decline in both the 90-day T-bill rate and short term interest rates in general in the third quarter.

The Federal Reserve took action on short term rates only once in 1996, lowering the Fed Funds rate by 25 basis points on January 31. The Fed chose not to take any other action based on the absence of any strong data to indicate an overheating or rapidly slowing economy. At year end, economic growth remained moderate and general price levels remained under control.

MONEY MARKET FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                  Money Market Fund
10/01/87          10,000
12/31/87          10,186
12/31/88          10,976
12/31/89          12,025
12/31/90          13,039
12/31/91          13,846
12/31/92          14,360
12/31/93          14,801
12/31/94          15,424
12/31/95          16,343
12/31/96          17,243


The Money Market Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 5.51%, 4.49% and 6.06% respectively.
Fund began operations on October 1, 1987.

                Management's Discussion of Fund Performance
                            BOND INDEX FUND


This fund, designed to track the Lehman Brothers Government Corporate Bond Index, had an annual net return of 3.02 percent. The fourth quarter turned out to be the best of the year for the bond market, with interest rates declining 20 to 30 basis points over the period. The bond market experienced significant volatility in 1996. Indicators of rising employment depressed the market at times, and conflicting economic reports created some uncertainty and confusion about the direction of the economy. For the full year, interest rates increased 70 to 80 basis points across the yield curve, resulting in much lower returns for the fixed-income market in 1996 than in 1995.

Conning Asset Management Company (formerly known as General American Investment Management Company) manages the Bond Index Fund. Conning selects bond issues according to the fund's objective of achieving a rate of return that parallels the performance of the U.S. bond market as a whole, using the Lehman Brothers index as the fund's performance benchmark. The selection process samples the various sectors of the index, which includes more than 6,000 bonds. The bonds selected for the fund are chosen on the basis of their quality, maturity, and industrial sector, with the overall portfolio approximating the mix of quality, maturity, and sector distribution found in the index.

BOND INDEX FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                              Bond Index Fund               Lehman Brothers               Lehman Brothers
                                                            Intermediate Gov/Corp         Gov/Corp Bond Index
                                                            Bond Index 10/1/87 -          10/1/92 - present
                                                            9/30/92
10/01/87                      10,000                        10,000
12/31/87                      10,460                        10,460
12/31/88                      11,170                        11,158
12/31/89                      12,322                        12,583
12/31/90                      13,442                        13,735
12/31/91                      15,324                        15,743
12/31/92                      16,331                        16,919
12/31/93                      18,028                                                      18,785
12/31/94                      17,301                                                      18,126
12/31/95                      20,590                                                      21,613
12/31/96                      21,213                                                      22,242

Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The Bond Index Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 3.02%, 6.72% and 8.47% respectively. On October 1, 1992, the fund changed its name and investment policies, therefore, it was necessary to use a new index to reflect this change.
Fund began operations on October 1, 1987.

               Management's Discussion of Fund Performance
                          MANAGED EQUITY FUND


The Managed Equity Fund, managed by Morgan Stanley Asset Management, Inc. as sub-adviser to Conning Asset Management Company, finished 1996 with a net annual return of 20.92 percent. Despite a lackluster third quarter performance, much of it in July, the fund came back with a strong fourth quarter as the S & P 500 set new records in October and November. For the year, both growth and value stocks performed well, and large cap stocks significantly outperformed small cap issues. The top sectors in 1996 were retail, financial services, energy and consumer durables. The portfolio's best performers were TJ Max (up 147 percent), Woolworth (up 69 percent), BankAmerica (up 58 percent) and Chase Manhattan (up 57 percent). Underperforming sectors included health care and electric utilities.
Although economic uncertainty produced significant market volatility at times during the year, the market overcame that with help from a sustained moderate growth in the economy and low wage and price inflation. The Federal Reserve, meanwhile, held firm on interest rates, and money continued to pour into mutual funds.

In managing this fund, Morgan Stanley follows a strategy of investing in common stocks of companies that are expected to benefit from changes in cyclical trends and which are considered undervalued based on historical valuation criteria. The investments are made with a philosophy that a high-quality, diversified portfolio of undervalued securities will outperform the market over the longer term, as well as preserve principal in a difficult market environment.

MANAGED EQUITY FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                              Managed Equity Fund           S&P 500 Index
10/01/87                      10,000                        10,000
12/31/87                      7,824                         7,750
12/31/88                      8,733                         9,037
12/31/89                      11,446                        11,901
12/31/90                      11,104                        11,532
12/31/91                      14,016                        15,049
12/31/92                      14,949                        16,193
12/31/93                      16,275                        17,829
12/31/94                      15,692                        18,060
12/31/95                      20,928                        24,825
12/31/96                      25,306                        30,554


Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The Managed Equity Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 20.92%, 12.54% and 10.56% respectively.
Fund began operations on October 1, 1987.

              Management's Discussion of Fund Performance
                        ASSET ALLOCATION FUND


The Asset Allocation Fund's net return of 15.66 percent for 1996 reflects the fact that nearly two-thirds of this fund's assets are invested in stocks, and stocks had a far better year in 1996 than bonds did. The equity portion of the fund earned a gross return of 23.2 percent last year, while the bond segment produced a 3.6 percent gross return. Even so, the bond component outperformed the Lehman Brothers Government Corporate Bond Index (2.9 percent). Overall, this fundamentally-managed balanced fund had an allocation of 63 percent stocks, 33 percent bonds and 4 percent cash at year-end.

As was the case with the Managed Equity Fund, the Asset Allocation Fund benefited from a strong fourth quarter that came on the heels of a slow third quarter. The fall rally in stocks resulted from a positive outlook on corporate profits, plus the Fed's decision in September not to change interest rates. Fears of a recession--or, in the opposite extreme, an overheating economy and wage inflation--proved false, and the dominant themes for the year were moderate economic growth, benign inflation trends, record inflows into mutual funds, and solid employment growth. At the same time, Treasury rates remained in a fairly narrow 50-basis-point range.

ASSET ALLOCATION FUND
Growth of a $10,000 Investment
10/01/87 - 12/31/96

                              Asset Allocation Fund         S & P 500 Index               Lehman Brothers
                                                                                          Intermediate Gov/Corp
                                                                                          Bond Index
10/01/87                      10,000                        10,000                        10,000
12/31/87                      10,047                        7,750                         10,460
12/31/88                      10,895                        9,037                         11,158
12/31/89                      13,065                        11,901                        12,583
12/31/90                      13,388                        11,532                        13,735
12/31/91                      16,040                        15,049                        15,743
12/31/92                      17,107                        16,193                        16,872
12/31/93                      18,741                        17,829                        18,355
12/31/94                      18,001                        18,060                        18,001
12/31/95                      23,200                        24,825                        20,760
12/31/96                      26,834                        30,554                        21,600

Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The Asset Allocation Fund's annual returns for the one- and five- years ended December 31, 1996 and since inception were 15.66%, 10.84% and 11.26% respectively. Fund began operations on October 1, 1987.

                Management's Discussion of Fund Performance
                        INTERNATIONAL EQUITY FUND


This fund finished 1996 with a net return of 7.40 percent, outperforming its benchmark for performance, the Morgan Stanley Capital International Europe, Australia, and Far East Index (EAFE Index), which had a 6.3 percent return. The fund had an excellent fourth quarter in comparison to the EAFE Index after underperforming against it in the third quarter. In both the fourth quarter and for the year, international value stocks outperformed growth stocks. The Japanese and Asian markets were somewhat disappointing, largely due to a slump in semiconductor and computer prices. Continental Europe, meanwhile, generally performed well with improving liquidity. The market in the United Kingdom was among the more volatile. At year end, the fund's five largest allocations by country were Japan (34.1 percent), the United Kingdom (15.4), Germany (5.0), Hong Kong (4.7), and France (4.6).

By a vote of the shareholders of General American Capital Company on December 16, 1996, the name, investment strategy, and portfolio manager of this fund changed effective January 1, 1997. The International Equity Fund is now known as the International Index Fund. Conning Asset Management Company, the investment adviser for the fund, has taken over the portfolio management of the fund in place of Provident Capital Management, Inc., the former investment sub-adviser for the fund.

The investment objective of this fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the EAFE Index. This fund pursues this objective by following a passively-managed international index strategy of replicating to the extent possible the performance of the EAFE Index.

INTERNATIONAL EQUITY FUND
Growth of a $10,000 Investment
02/16/93 - 12/31/96

                              International Equity Fund     Europe, Asia, Far East Index
02/16/93                      10,000                        10,000
12/31/93                      13,103                        13,260
12/31/94                      13,944                        14,294
12/31/95                      15,109                        15,919
12/31/96                      16,227                        16,930

Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The International Equity Fund's annual return for one- year and since inception ended December 31, 1996 were 7.40% and 13.31%, respectively. On January 1, 1997 the fund changed it's name and investment policy. It became the International Index Fund and it's new objective is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the Morgan Stanley Capital International Europe, Australia, and Far East Index ("EAFE Index").
Fund began operations on February 16, 1993.

               Management's Discussion of Fund Performance
                          SPECIAL EQUITY FUND


The Special Equity Fund invests primarily in small-cap equities with low price-earnings ratios (i.e. value equities). Small-cap stocks outperformed large-cap issues in December 1996 but underperformed against them in the fourth quarter and for the year. Nevertheless, this fund's annual net return of 19.46 percent came in ahead of the Russell 2000 Index (16.5 percent), a well-known benchmark for small-cap equities. Value-oriented securities returned significantly more than growth-oriented stocks in the fourth quarter and over the year. The fund also benefited from underweighting in the lagging health care sector and overweighting in real estate investment trusts and the financial sector.

As with the International Equity Fund, this fund's name, investment strategy, and portfolio management were changed by vote of General American Capital Company's shareholders on December 16, 1996. The changes took effect January 1, 1997. The new name of the fund is the Mid-Cap Equity Fund. Conning Asset Management Company, the investment adviser for the fund, has taken over the portfolio management of the fund from Provident Capital Management, Inc., the former investment sub-adviser for the fund. The new investment objective of the fund is long-term capital appreciation, which it pursues through investment primarily in common stocks of United States-based, publicly-traded companies with medium market capitalizations. Medium market capitalization companies are those whose market capitalization falls within the capitalization range of the Standard & Poor's MidCap 400 at the time of the fund's investment.

SPECIAL EQUITY FUND
Growth of a $10,000 Investment
02/16/93 - 12/31/96

                              Special Equity Fund           Russell 2000 Index
02/16/93                      10,000                        10,000
12/31/93                      11,444                        11,501
12/31/94                      11,350                        11,292
12/31/95                      13,743                        14,503
12/31/96                      16,417                        15,161

Fund's performance reflects administrative and management charges, while such charges are not reflected in the performance of the index. The Special Equity Fund's annual return for one- year and since inception ended December 31, 1996 were 19.46% and 13.65%, respectively. On January 1, 1997 the fund changed it's name and investment policy. It became the Mid-Cap Equity Fund and it's new objective is to seek sustained growth of capital by investing primarily in common stocks of United States-based publicly traded companies with "medium market capitalizations."
Fund began operations on February 16, 1993.

                     INDEPENDENT AUDITORS' REPORT

THE SHAREHOLDERS AND BOARD OF DIRECTORS
GENERAL AMERICAN CAPITAL COMPANY:

We have audited the statements of assets and liabilities, including the schedules of investments, of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Equity and Special Equity Funds of General American Capital Company as of December 31, 1996, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights information for the periods presented. These financial statements and financial highlights information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody were confirmed to us by the custodians. As to securities purchased and sold but not received or delivered, if any, we requested confirmations from brokers, and where replies were not received, we carried out other appropriate auditing procedures to verify their existence. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights information referred to above present fairly, in all material respects, the financial position of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Equity and Special Equity Funds of General American Capital Company as of December 31, 1996, the results of their operations for the year then ended, the changes in their net assets for each of the years in the two year period then ended and financial highlights information for the periods presented, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP



St. Louis, Missouri
January 31, 1997

                                          GENERAL AMERICAN CAPITAL COMPANY
                                        STATEMENTS OF ASSETS AND LIABILITIES
                                                 DECEMBER 31, 1996
                                            S & P 500      Money        Bond       Managed      Asset     International   Special
                                              Index        Market       Index       Equity    Allocation      Equity       Equity
                                              Fund          Fund        Fund         Fund        Fund          Fund         Fund
                                            ---------      ------       -----      -------    ----------  -------------   -------
Assets:
  Investments, at market value:
    (see accompanying schedules)
    Bonds                                 $          0  $          0 $37,045,206 $         0  $27,804,930   $        0   $        0
    Common stocks                          332,715,468             0           0  47,893,929   54,646,605    5,876,144    3,792,791
    Preferred stocks                                 0             0           0           0            0       38,009            0
    Short term securities                    1,374,488   101,224,478     434,838   1,009,771    3,012,418    1,018,729      304,867
                                          ------------  ------------ ----------- -----------  -----------   ----------   ----------
       Total investments                   334,089,956   101,224,478  37,480,044  48,903,700   85,463,953    6,932,882    4,097,658
  Cash                                               0       114,921           0      12,439       47,008       62,784       19,989
  Receivable from broker                     6,787,640             0           0           0            0            0            0
  Dividends and interest receivable            590,376       101,062     597,058     144,135      722,840       24,950        4,668
                                          ------------  ------------ ----------- -----------  -----------   ----------   ----------
       Total assets                        341,467,972   101,440,461  38,077,102  49,060,274   86,233,801    7,020,616    4,122,315
                                          ------------  ------------ ----------- -----------  -----------   ----------   ----------

Liabilities:
  Bank overdraft                                 6,328             0      53,035           0            0            0            0
  Payable to Conning Asset
    Management Company                          69,859         9,061       7,821      14,524       35,540        3,958        1,813
  Payable to General American
    Life Insurance Company                      13,972         5,799       1,564       4,019        7,108        1,696          330
  Payable to broker                          1,176,824             0           0     454,696            0            0            0
                                          ------------  ------------ ----------- -----------  -----------   ----------   ----------
       Total liabilities                     1,266,983        14,860      62,420     473,239       42,648        5,654        2,143
                                          ------------  ------------ ----------- -----------  -----------   ----------   ----------

          Total net assets                $340,200,989  $101,425,601 $38,014,682 $48,587,035  $86,191,153   $7,014,962   $4,120,172
                                          ============  ============ =========== ===========  ===========   ==========   ==========


Total shares of capital stock outstanding   11,467,977     5,882,249   1,792,055   1,919,961    3,211,994      432,304      250,972

Net asset value per share (Total net
  assets divided by total shares of
  capital stock outstanding)              $      29.67  $      17.24 $     21.21 $     25.31  $     26.83   $    16.23   $    16.42

Total amortized cost of investments       $187,961,582  $101,224,478 $37,206,674 $40,444,542  $72,264,798   $6,413,764   $3,514,369


See accompanying notes to financial statements.

                                          GENERAL AMERICAN CAPITAL COMPANY
                                             STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1996
                                            S & P 500     Money       Bond      Managed      Asset      International   Special
                                              Index       Market      Index      Equity    Allocation       Equity       Equity
                                              Fund         Fund       Fund        Fund        Fund           Fund         Fund
                                            ---------    --------     -----     -------    ----------   -------------   -------
Investment income:
  Dividends                               $ 6,531,647  $        0 $         0  $1,478,545  $ 1,681,352    $ 119,039     $ 54,574
  Interest                                     90,637   4,108,668   2,445,598      70,226    1,749,524       40,154       13,249
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
    Total investment income                 6,622,284   4,108,668   2,445,598   1,548,771    3,430,876      159,193       67,823
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
Expenses:
  Investment management charge                730,696      92,359      93,023     165,862      393,448       43,413       22,289
  Administrative charge                       146,139      59,110      18,605      45,260       78,689       18,606        4,053
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
    Total expenses                            876,835     151,469     111,628     211,122      472,137       62,019       26,342
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
       Net investment income                5,745,449   3,957,199   2,333,970   1,337,649    2,958,739       97,174       41,481
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
Net realized gain (loss) on investments
  and foreign currency:
  Net realized gain (loss) on
    investments                             4,669,772           0     390,747   3,654,582    2,367,380      113,255      730,854
  Net realized loss on foreign currency
    conversions                                     0           0           0           0            0      (36,849)           0
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
       Net realized gain (loss) from
        investments and foreign currency    4,669,772           0     390,747   3,654,582    2,367,380       76,406      730,854
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
Net unrealized gain (loss) on
  investments and foreign currency:
  Net unrealized gain on investments,
    beginning of year                      95,754,652           0   1,978,414   4,820,886    7,084,492      356,096<F*>  563,467
  Net unrealized loss on foreign
    currency conversions,
    beginning of year                               0           0           0           0            0     (109,389)           0
  Net unrealized gain on investments,
    end of year                           146,128,374           0     273,370   8,459,158   13,199,155      844,717      583,289
  Net unrealized loss on foreign
    currency conversions, end of year               0           0           0           0            0     (325,599)           0
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
    Net unrealized gain (loss) from
      investments and foreign currency     50,373,722           0  (1,705,044)  3,638,272    6,114,663      272,411       19,822
                                          -----------  ---------- -----------  ----------  -----------    ---------     --------
Net increase in net assets from
    operations                            $60,788,943  $3,957,199 $ 1,019,673  $8,630,503  $11,440,782    $ 445,991     $792,157
                                          ===========  ========== ===========  ==========  ===========    =========     ========

See accompanying notes to financial statements.

                                       GENERAL AMERICAN CAPITAL COMPANY
                                      STATEMENTS OF CHANGES IN NET ASSETS
                          FOR THE YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

                                                                                                                  MANAGED
                            S & P 500 INDEX FUND       MONEY MARKET FUND            BOND INDEX FUND             EQUITY FUND
                         ------------------------- -------------------------   -------------------------   ------------------------
                              1996        1995         1996         1995          1996          1995          1996         1995
                         ------------ ------------ ------------ ------------   -----------   -----------   -----------  -----------
Operations:
 Net investment income   $  5,745,449 $  4,544,560 $  3,957,199 $  4,050,581   $ 2,333,970   $ 1,995,624   $ 1,337,649  $ 1,157,693
 Net realized gain
   (loss) on investments
   and foreign
   currency conversions     4,669,772    2,122,230            0            0       390,747      (182,350)    3,654,582    3,063,023
 Net unrealized gain
   (loss) on investments
   and foreign currency    50,373,722   57,617,792            0            0    (1,705,044)    3,456,343     3,638,272    6,228,249
                         ------------ ------------ ------------ ------------   -----------   -----------   -----------  -----------

   Net increase in net
     assets from
     operations            60,788,943   64,284,582    3,957,199    4,050,581     1,019,673     5,269,617     8,630,503   10,448,965
 Capital share
   transactions            32,099,056   13,725,866   26,894,392  (26,815,810)   (2,321,034)    7,588,445      (945,697)  (1,033,582)
                         ------------ ------------ ------------ ------------   -----------   -----------   -----------  -----------
   Net increase
     (decrease) in net
     assets                92,887,999   78,010,448   30,851,591  (22,765,229)   (1,301,361)   12,858,062     7,684,806    9,415,383
 Net assets, beginning
   of year                247,312,990  169,302,542   70,574,010   93,339,239    39,316,043    26,457,981    40,902,229   31,486,846
                         ------------ ------------ ------------ ------------   -----------   -----------   -----------  -----------

Net assets, end of year  $340,200,989 $247,312,990 $101,425,601 $ 70,574,010   $38,014,682   $39,316,043   $48,587,035  $40,902,229
                         ============ ============ ============ ============   ===========   ===========   ===========  ===========

                                                ASSET                      INTERNATIONAL                   SPECIAL
                                           ALLOCATION FUND                  EQUITY FUND                  EQUITY FUND
                                     --------------------------     -------------------------     -------------------------
                                         1996          1995            1996           1995           1996           1995
                                     -----------    -----------     ----------     ----------     ----------     ----------

Operations:
 Net investment income               $ 2,958,739    $ 2,614,206     $   97,174     $   85,823     $   41,481     $   28,205
 Net realized gain on
   investments and
   foreign currency
   conversions                         2,367,380      3,594,483         76,406        436,743        730,854        192,065
 Net unrealized gain (loss)
   on investments
   and foreign currency                6,114,663     10,532,388        272,411       (122,319)        19,822        500,211
                                     -----------    -----------     ----------     ----------     ----------     ----------

   Net increase in net assets
    from operations                   11,440,782     16,741,077        445,991        400,247        792,157        720,481

 Capital share transactions            1,363,412     (3,329,024)     1,108,829        818,045       (932,433)       260,826
                                     -----------    -----------     ----------     ----------     ----------     ----------

   Net increase (decrease)
    in net assets                     12,804,194     13,412,053      1,554,820      1,218,292       (140,276)       981,307
 Net assets, beginning of year        73,386,959     59,974,906      5,460,142      4,241,850      4,260,448      3,279,141
                                     -----------    -----------     ----------     ----------     ----------     ----------

 Net assets, end of year             $86,191,153    $73,386,959     $7,014,962     $5,460,142     $4,120,172     $4,260,448
                                     ===========    ===========     ==========     ==========     ==========     ==========

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                                                 S & P 500 INDEX FUND<F*>
                                --------------------------------------------------------------------------------------------------
                                                                                                                          Three
                                  Year      Year      Year      Year      Year      Year      Year      Year     Year     months
                                 ended     ended     ended     ended     ended     ended     ended     ended    ended     ended
                                December  December  December  December  December  December  December  December December  December
                                   31        31        31        31        31        31        31        31       31        31
                                --------  --------  --------  --------  --------  --------  --------  -------- --------  --------
                                  1996      1995      1994      1993      1992      1991      1990      1989     1988      1987
                                --------  --------  --------  --------  --------  --------  --------  -------- --------  --------
Net asset value,
 beginning of year<F1>         $  24.14   $  17.64  $  17.44  $  15.88  $  14.78  $  11.35  $  11.80  $  9.09  $  7.80    $ 10.00
                               --------   --------  --------  --------  --------  --------  --------  -------  -------    -------
Income from operations:
Net investment income              0.53       0.46      0.44      0.41      0.39      0.38      0.38     0.37     0.36       0.06
Net realized and
 unrealized gain (loss)
 on investments                    5.00       6.04     (0.24)     1.15      0.71      3.05     (0.83)    2.34     0.93      (2.26)
                               --------   --------  --------  --------  --------  --------  --------  -------  -------    -------
Net increase (decrease) in
 asset value per share             5.53       6.50      0.20      1.56      1.10      3.43     (0.45)    2.71     1.29      (2.20)
                               --------   --------  --------  --------  --------  --------  --------  -------  -------    -------
Net asset value,
 end of year                   $  29.67   $  24.14  $  17.64  $  17.44  $  15.88  $  14.78  $  11.35  $ 11.80  $  9.09    $  7.80
                               ========   ========  ========  ========  ========  ========  ========  =======  =======    =======

Total return<F2>                  22.89%     36.85%     1.15%     9.83%     7.45%    30.21%    -3.82%   29.76%   16.65%    -22.05%

Net assets, end of year
 (in thousands)                $340,201   $247,313  $169,303  $161,761  $123,458  $102,076  $ 72,665  $65,211  $28,917    $23,060
Ratio of expenses to average
 net assets<F3>                    0.30%      0.30%     0.30%     0.30%     0.30%     0.30%     0.30%    0.32%    0.30%      0.29%
Ratio of net investment
 income to average
 net assets<F3>                    1.97%      2.19%     2.50%     2.47%     2.67%     2.89%     3.35%    3.57%    4.15%      3.40%
Portfolio turnover rate            8.93%      4.75%     7.38%     2.56%     4.38%     3.92%     4.39%   20.56%    8.41%      2.63%
Average commission rate<F4>    $   0.04         --        --        --        --        --        --       --       --         --

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Total return is not annualized for the three months ended December 31,
1987. The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F3> Computed on an annualized basis.
<F4> Computed only for funds that invest greater than 10 percent of the value of average net assets in equity securities. Computation represents total commissions paid divided by the sum of shares purchased and sold for which commissions were charged.

<F*>This Fund formerly known as the Equity Index Fund.

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                                                    MONEY MARKET FUND
                            --------------------------------------------------------------------------------------------------
                                                                                                                       Three
                              Year      Year      Year      Year      Year      Year      Year      Year      Year     months
                              ended     ended     ended     ended     ended     ended     ended     ended     ended    ended
                            December  December  December  December  December  December  December  December  December  December
                               31        31        31        31        31        31        31        31        31        31
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                              1996      1995      1994      1993      1992      1991      1990      1989      1988      1987
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net asset value,
  beginning of year<F1>     $  16.34   $ 15.42   $ 14.80   $ 14.36   $ 13.85   $ 13.04   $ 12.03   $ 10.98  $ 10.18    $ 10.00
Income from operations:
Net investment income           0.90      0.92      0.62      0.44      0.51      0.81      1.01      1.05     0.80       0.18
                            --------   -------   -------   -------   -------   -------   -------   -------  -------    -------
Net asset value,
  end of year               $  17.24   $ 16.34   $ 15.42   $ 14.80   $ 14.36   $ 13.85   $ 13.04   $ 12.03  $ 10.98    $ 10.18
                            ========   =======   =======   =======   =======   =======   =======   =======  =======    =======

Total return<F2>                5.51%     5.96%     4.21%     3.07%     3.71%     6.19%     8.43%     9.56%    7.76%      1.86%

Net assets, end of year
  (in thousands)            $101,426   $70,574   $93,339   $84,430   $84,880   $84,090   $85,901   $53,648  $52,323    $56,442
Ratio of expenses to
  average net assets<F3>        0.21%     0.21%     0.21%     0.21%     0.21%     0.21%     0.21%     0.21%    0.21%      0.21%
Ratio of net investment
  income to average
  net assets<F3>                5.37%     5.78%     4.17%     3.06%     3.68%     6.10%     8.17%     9.26%    7.46%      7.31%
Portfolio turnover rate         <F4>      <F4>      <F4>      <F4>      <F4>      <F4>      <F4>      <F4>     <F4>       <F4>

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Total return is not annualized for the three months ended December 31,
1987. The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F3> Computed on an annualized basis.
<F4> A portfolio turnover rate is not calculated for securities on which the maturity or expiration dates at the time of acquisition were one year or less.

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                                                    BOND INDEX FUND<F1>
                            --------------------------------------------------------------------------------------------------
                                                                                                                       Three
                              Year      Year      Year      Year      Year      Year      Year      Year      Year     months
                             ended     ended     ended     ended     ended     ended     ended     ended     ended     ended
                            December  December  December  December  December  December  December  December  December  December
                               31        31        31        31        31        31        31        31        31        31
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                              1996      1995      1994      1993      1992      1991      1990      1989      1988      1987
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net asset value,
  beginning of year<F2>     $ 20.59    $ 17.30   $ 18.03   $ 16.33   $ 15.32   $ 13.44   $ 12.32   $11.17   $ 10.46    $ 10.00
                            -------    -------   -------   -------   -------   -------   -------   ------   -------    -------
Income from operations:
Net investment income          1.29       1.25      1.06      1.07      1.09      1.08      1.03     0.98      0.90       0.22
Net realized and
  unrealized gain (loss)
  on investments              (0.67)      2.04     (1.79)     0.63     (0.08)     0.80      0.09     0.17     (0.19)      0.24
                            -------    -------   -------   -------   -------   -------   -------   ------   -------    -------
Net increase (decrease) in
  asset value per share        0.62      3.29     (0.73)     1.70      1.01      1.88      1.12      1.15      0.71       0.46
                            -------    -------   -------   -------   -------   -------   -------   ------   -------    -------
Net asset value,
  end of year               $ 21.21    $ 20.59   $ 17.30   $ 18.03   $ 16.33   $ 15.32   $ 13.44   $12.32   $ 11.17    $ 10.46
                            =======    =======   =======   =======   =======   =======   =======   ======   =======    =======

Total return<F3>               3.02%     19.02%    -4.04%    10.39%     6.57%    14.00%     9.09%   10.32%     6.78%      4.60%

Net assets, end of
  year (in thousands)       $38,015    $39,316   $26,458   $47,636   $20,217   $14,438   $11,137   $9,545   $ 6,571    $ 7,179
Ratio of expenses to
  average net assets<F4>       0.30%      0.30%     0.30%     0.30%     0.39%     0.42%     0.42%    0.43%     0.43%      0.43%
Ratio of net investment
  income to average
  net assets<F4>               6.26%      6.43%     6.19%     6.11%     6.89%     7.63%     8.12%    8.24%     8.25%      9.11%
Portfolio turnover rate       44.28%     35.35%    46.42%     8.80%    43.50%     2.23%    18.88%   28.57%    71.30%     11.44%

Notes:
<F1> Name and investment objective changed from Intermediate Bond Fund on
October 1, 1992.  The investment advisor charges changed from .375 percent to
 .250 percent of the average daily value of the net assets on October 1, 1992. The objective of the Bond Index Fund is to provide a rate of return that reflects the performance of the publicly traded bond market as a whole.
<F2> Components are computed and accumulated on a daily basis.
<F3> Total return is not annualized for the three months ended December 31,
1987.   The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F4> Computed on an annualized basis.

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                                                    MANAGED EQUITY FUND
                            --------------------------------------------------------------------------------------------------
                                                                                                                       Three
                              Year      Year      Year      Year      Year      Year      Year      Year      Year     months
                             ended     ended     ended     ended     ended     ended     ended     ended     ended     ended
                            December  December  December  December  December  December  December  December  December  December
                               31        31        31        31        31        31        31        31        31        31
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                              1996      1995      1994      1993      1992      1991      1990      1989      1988      1987
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net asset value,
  beginning of year<F1>     $ 20.93    $ 15.69   $ 16.27   $ 14.95   $ 14.02   $ 11.10   $ 11.45   $  8.73  $  7.82    $ 10.00
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Income from operations:
Net investment income          0.68       0.58      0.43      0.32      0.35      0.38      0.38      0.26     0.28       0.06
Net realized and
  unrealized gain (loss)
  on investments               3.70       4.66     (1.01)     1.00      0.58      2.54     (0.73)     2.46     0.63      (2.24)
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Net increase (decrease)
  in asset value per share     4.38       5.24     (0.58)     1.32      0.93      2.92     (0.35)     2.72     0.91      (2.18)
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Net asset value,
  end of year               $ 25.31    $ 20.93   $ 15.69   $ 16.27   $ 14.95   $ 14.02   $ 11.10   $ 11.45  $  8.73    $  7.82
                            =======    =======   =======   =======   =======   =======   =======   =======  =======    =======

Total return<F2>              20.92%     33.37%    -3.58%     8.87%     6.66%    26.23%    -2.99%    31.07%   11.62%    -21.76%

Net assets, end of
  year (in thousands)       $48,587    $40,902   $31,487   $32,885   $29,401   $22,006   $14,769   $11,785  $ 7,303    $    78
Ratio of expenses to
  average net assets<F3>       0.47%      0.48%     0.49%     0.50%     0.51%     0.53%     0.57%     0.60%    0.60%      0.60%
Ratio of net investment
  income to average
  net assets<F3>               2.97%      3.14%     2.65%     2.07%     2.55%     2.99%     3.47%     2.62%    3.24%      2.81%
Portfolio turnover rate       36.44%     44.82%   103.93%    25.89%     9.34%    12.15%    28.38%    51.26%   15.54%      0.00%
Average commission rate<F4> $  0.04         --        --        --        --        --        --        --       --         --

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Total return is not annualized for the three months ended December 31,
1987.   The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F3> Computed on an annualized basis.
<F4> Computed only for funds that invest greater than 10 percent of the value of average net assets in equity securities. Computation represents total commissions paid divided by the sum of shares purchased and sold for which commissions were charged.

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                                                    ASSET ALLOCATION FUND
                            --------------------------------------------------------------------------------------------------
                                                                                                                       Three
                              Year      Year      Year      Year      Year      Year      Year      Year      Year     months
                             ended     ended     ended     ended     ended     ended     ended     ended     ended     ended
                            December  December  December  December  December  December  December  December  December  December
                               31        31        31        31        31        31        31        31        31        31
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                              1996      1995      1994      1993      1992      1991      1990      1989      1988      1987
                            --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net asset value,
  beginning of year<F1>     $ 23.20    $ 18.00   $ 18.74   $ 17.11   $ 16.04   $ 13.39   $ 13.07   $ 10.90  $ 10.05    $ 10.00
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Income from operations:
Net investment income          0.93       0.82      0.68      0.60      0.62      0.65      0.69      0.60     0.57       0.14
Net realized and
  unrealized gain (loss)
  on investments               2.70       4.38     (1.42)     1.03      0.45      2.00     (0.37)     1.57     0.28      (0.09)
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Net increase (decrease)
  in asset value per share     3.63       5.20     (0.74)     1.63      1.07      2.65      0.32      2.17     0.85       0.05
                            -------    -------   -------   -------   -------   -------   -------   -------  -------    -------
Net asset value,
  end of year               $ 26.83    $ 23.20   $ 18.00   $ 18.74   $ 17.11   $ 16.04   $ 13.39   $ 13.07  $ 10.90    $ 10.05
                            =======    =======   =======   =======   =======   =======   =======   =======  =======    =======

Total return<F2>              15.66%     28.88%    -3.95%     9.55%     6.66%    19.81%     2.47%    19.91%    8.44%      0.47%

Net assets, end of
  year (in thousands)       $86,191    $73,387   $59,975   $65,070   $53.369   $21,149   $12,545   $ 5,244  $ 1,440    $   402
Ratio of expenses to
  average net assets<F3>       0.60%      0.60%     0.60%     0.60%     0.60%     0.60%     0.60%     0.60%    0.60%      0.60%
Ratio of net investment
  income to average
  net assets<F3>               3.77%      3.92%     3.70%     3.33%     3.80%     4.37%     5.41%     4.82%    5.04%      5.56%
Portfolio turnover rate       32.78%     33.74%    75.24%    27.59%    12.14%     5.14%    15.46%    28.06%   13.52%      0.00%
Average commission rate<F4> $  0.04         --        --        --        --        --        --        --       --         --

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Total return is not annualized for the three months ended December 31,
1987.   The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F3> Computed on an annualized basis.
<F4> Computed only for funds that invest greater than 10 percent of the value of average net assets in equity securities. Computation represents total commissions paid divided by the sum of shares purchased and sold for which commissions were charged.

See accompanying notes to financial statements.

                                           GENERAL AMERICAN CAPITAL COMPANY
                                                FINANCIAL HIGHLIGHTS
                                       INTERNATIONAL EQUITY FUND                          SPECIAL EQUITY FUND
                               ------------------------------------------       --------------------------------------
                                                              February 16                                  February 16
                                Year       Year      Year     (inception)        Year     Year     Year    (inception)
                                ended      ended     ended        to             ended    ended    ended       to
                               December   December  December   December         December December December  December
                                  31         31        31         31               31       31       31        31
                               --------   --------  --------  -----------       -------- -------- -------- -----------
                                 1996       1995      1994       1993             1996     1995     1994      1993
                               --------   --------  --------  -----------       -------- -------- -------- -----------

Net asset value,
 beginning of year<F1>         $ 15.11    $ 13.94    $ 13.10    $ 10.00         $ 13.74  $ 11.35  $ 11.44   $ 10.00
                               -------    -------    -------    -------         -------  -------  -------   -------
Income from operations:
Net investment income             0.24       0.25       0.13       0.14            0.15     0.05     0.10      0.06
Net realized and
 unrealized gain
 (loss) on investments            0.88<F*>   0.92<F*>   0.71<F*>   2.96<F*>        2.53     2.34    (0.19)     1.38
                               -------    -------    -------    -------         -------  -------  -------   -------
Net increase (decrease)
 in asset value per share         1.12       1.17       0.84       3.10            2.68     2.39    (0.09)     1.44
                               -------    -------    -------    -------         -------  -------  -------   -------
Net asset value,
 end of year                   $ 16.23    $ 15.11    $ 13.94    $ 13.10         $ 16.42  $ 13.74  $ 11.35   $ 11.44
                               =======    =======    =======    =======         =======  =======  =======   =======

Total return<F2>                  7.40%      8.35%      6.42%     31.03%          19.46%   21.09%   -0.83%    14.44%

Net assets, end of year
 (in thousands)                $ 7,015    $ 5,460    $ 4,242    $ 3,295         $ 4,120  $ 4,260  $ 3,279   $ 1,998
Ratio of expenses to
 average net assets<F3>           1.00%      1.00%      1.00%      1.00%           0.65%    0.65%    0.65%     0.64%
Ratio of net investment
 income to average
 net assets <F3>                  1.57%      1.79%      0.98%      1.38%           1.02%    0.75%    0.85%     0.64%
Portfolio turnover rate          19.53%    113.91%     46.19%     26.97%          56.31%   28.48%   29.48%    22.64%
Average commission rate<F4>    $  0.02         --         --         --         $   .06       --       --        --

Notes:
<F1> Components are computed and accumulated on a daily basis.
<F2> Total return is not annualized for eleven months ended December 31, 1993.
The total return information shown in this table does not reflect expenses that apply to the separate accounts investing in the Fund or to the insurance or variable annuity contracts. Inclusion of these charges would reduce the total return figures for all periods shown.
<F3> Computed on an annualized basis.
<F4> Computed only for funds that invest greater than 10 percent of the value of average net assets in equity securities. Computation represents total commissions paid divided by the sum of shares purchased and sold for which commissions were charged.

<F*>Also includes net realized and unrealized gain (loss) on foreign currency conversions.

See accompanying notes to financial statements.

                GENERAL AMERICAN CAPITAL COMPANY
                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996


NOTE 1-ORGANIZATION
General American Capital Company (the Company), commenced operations on October 1, 1987, and is registered under the Investment Company Act of 1940 as amended, as an open-end diversified management investment company.
The Company offers to its shareholders seven separate investment funds (the Funds) which operate as distinct investment vehicles. These are the S & P 500 Index Fund, Money Market Fund, Bond Index Fund, Managed Equity Fund, Asset Allocation Fund, International Equity Fund, and Special Equity Fund. The name of the S & P 500 Index Fund was changed from the Equity Index Fund effective May 1, 1994. The International Equity and Special Equity Funds began operations on February 16, 1993. As of December 31, 1996, the Company sells its shares to separate accounts established by General American Life Insurance Company (General American), RGA Reinsurance Company (RGA) a wholly owned subsidiary of Reinsurance Group of America, Inc., which is a majority owned subsidiary of General American, Security Equity Life Insurance Company (Security Equity) a wholly owned subsidiary of General American and Cova Financial Services Life Insurance Company (Cova) a wholly owned subsidiary of General American.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Company in the preparation of financial statements. The policies are in conformity with generally accepted accounting principles.

A.    INVESTMENTS:
      Common stocks of domestic and foreign companies are valued based on the closing sale price on the Composite Stock Tape for securities traded on a national or international securities exchange, and for securities not so traded, at the last bid price of over-the-counter market quotations as of the close of business on December 31. The market values for bonds and short term securities with maturities of 60 days or more at date of valuation are determined daily by an independent broker-dealer based on current market conditions. Short term securities with maturities of less than 60 days at date of valuation are valued at amortized cost, which approximates market value.

B.    REPURCHASE AGREEMENTS:
      Short term investments include repurchase agreements with a member bank of the Federal Reserve System or a primary dealer in U.S. Government securities. Under such agreements, the bank or primary dealer agrees to repurchase the underlying U.S. Government securities at a mutually agreed upon time and price.

C.    FOREIGN CURRENCY TRANSLATIONS AND FOREIGN CURRENCY CONTRACTS:
      Securities and other assets and liabilities denominated in foreign currencies are translated each business day into U.S. dollars based upon the closing rate of exchange.
      Foreign currency amounts related to the purchase or sale of securities and income and expenses are translated into U.S. dollars based upon the prevailing exchange rate on the respective dates of the transactions.

      In accordance with Statement of Position (SOP) 93-4:Foreign Currency Accounting and Financial Statement Presentation for Investment Companies, reported net realized gains or losses from foreign currency transactions arise from sales of portfolio securities and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent actually received or paid. Reported net unrealized gains and losses from foreign currency transactions arise from changes in the value of assets and liabilities, including investments in securities at fiscal year end, resulting from changes in the exchange rate.

      The Fund may enter into forward foreign currency exchange contracts for operational purposes and to protect against adverse exchange rate fluctuation. The U.S. dollar value of foreign currency underlying all contractual commitments held by the fund and the resulting unrealized appreciation or depreciation are determined using foreign currency exchange rates from an independent pricing service. The Fund is subject to the credit risk that the other party will not complete the obligations of the contract.

      At December 31, 1996, the Fund had no open foreign currency exchange contracts that obligate the fund to receive or deliver currency at specified future dates.

D.    INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME:
      Investment transactions are recorded on the trade date (date the order to buy or sell is executed). Dividends are recognized as income on the ex-dividend date while interest income and amortization of premium and discount are recorded on an accrual basis.

E.    FEDERAL INCOME TAXES AND DISTRIBUTIONS TO SHAREHOLDERS:
      No provision for Federal income taxes is necessary because each Fund qualifies as a "regulated investment company" under Subchapter M of the Internal Revenue Code and intends to distribute each year substantially all of its net investment income and realized gains to its shareholders. Shareholders of the funds consist of the separate accounts of General American, RGA, Security Equity and Cova, each of which are exempt from

      Federal income taxes. At December 31, 1996, the Bond Index Fund had an accumulated capital loss carryforward for tax purposes of $2,062,682. Of this amount, $1,880,332 and $182,350 will expire on December 31, 2002, and 2003 respectively.

F.    CONSENT DIVIDENDS:
      The Funds follow the accounting practice known as consent dividending, whereby substantially all of its net investment income and realized gains are treated as being distributed daily to their shareholders and are immediately reinvested in that Fund.

G.    USE OF ESTIMATES:
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

NOTE 3-MANAGEMENT AND ADMINISTRATIVE FEES
The Company has entered into an Investment Advisory Agreement with Conning Asset Management Company (Investment Advisor) with respect to all of its Funds. Certain officers and directors of the Company are also officers and directors of the Investment Advisor. For its services to the Funds, the Investment Advisor charges a fee which is accrued daily against each Fund. The fees charged each Fund, stated as an annual percentage of the average daily value of the net assets, are:

       S & P 500 Index Fund                .250 Percent
       Money Market Fund                   .125 Percent
       Bond Index Fund                     .250 Percent
       Asset Allocation Fund               .500 Percent

The fee charged the Managed Equity Fund is stated as a series of annual percentages of the average daily net assets of that Fund. The percentages decrease with respect to assets of the Fund above certain amounts and are divided between the Investment Advisor and the Fund's sub-advisor as follows:

                                                                       Paid to
                                   Total            Paid to          Investment
Assets                              Fee           Sub-Advisor         Advisor
-------------------------------------------------------------------------------
First $10 million                  .50%               .40%             .10%
Next $20 million                   .35%               .30%             .05%
Balance over $30 million           .30%               .25%             .05%

The sub-advisor for the Managed Equity Fund is Morgan Stanley Asset Management Inc.

The fee charged the International Equity Fund is stated as a series of annual percentages of the average daily net assets of that Fund. The percentages decrease with respect to assets of the fund above certain amounts and are divided between the Investment Advisor and the Fund's sub-advisor as follows:

                                                                       Paid to
                                   Total            Paid to          Investment
Assets                              Fee           Sub-Advisor         Advisor
-------------------------------------------------------------------------------
First $10 million                  .70%              .60%              .10%
Next $10 million                   .60%              .55%              .05%
Balance over $20 million           .50%              .45%              .05%

The sub-advisor for the International Equity Fund is Provident Capital Management, Inc.

The fee charged for the Special Equity Fund is stated as a series of annual percentages of the average daily net assets of that Fund. The percentages decrease with respect to assets of the Fund above certain amounts and are divided between the Investment Advisor and the Fund's sub-advisor as follows:

                                                                       Paid to
                                   Total            Paid to          Investment
Assets                              Fee           Sub-Advisor         Advisor
-------------------------------------------------------------------------------
First $10 million                  .55%              .45%              .10%
Next $10 million                   .45%              .40%              .05%
Balance over $20 million           .40%              .35%              .05%

The sub-advisor for the Special Equity Fund is Provident Capital Management,
Inc.

All operational expenses of the Company are paid by General American, which charges administrative fees to each Fund in return. Certain officers and directors of the Company are also officers and directors of General American, RGA, Security Equity and Cova.

The administrative expenses are charged at an annual rate based on the average daily value of the net assets in each Fund, as follows:

       S & P 500 Index Fund                 .05 Percent
       Money Market Fund                    .08 Percent
       Bond Index Fund                      .05 Percent
       Managed Equity Fund                  .10 Percent
       Asset Allocation Fund                .10 Percent
       International Equity Fund            .30 Percent
       Special Equity Fund                  .10 Percent

NOTE 4-INVESTMENTS

The amortized cost of investments for federal income tax purposes as of December 31, 1996, is as follows:


                                      S & P 500             MONEY               BOND               MANAGED
                                        INDEX              MARKET               INDEX              EQUITY
                                        FUND                FUND                FUND                FUND
                                    ------------        ------------        ------------        ------------
Bonds                               $        -0-        $        -0-        $ 36,771,836        $        -0-
Common stocks                        186,587,094                 -0-                 -0-          39,434,771
Preferred stocks                             -0-                 -0-                 -0-                 -0-
Short term
  securities                           1,374,488         101,224,478             434,838           1,009,771
                                    ------------        ------------        ------------        ------------
Total                               $187,961,582        $101,224,478        $ 37,206,674        $ 40,444,542
                                    ============        ============        ============        ============


                                    ASSET            INTERNATIONAL          SPECIAL
                                  ALLOCATION            EQUITY              EQUITY
                                    FUND                 FUND                FUND
                                -------------        ------------        ------------
Bonds                           $  27,585,538        $        -0-        $        -0-
Common stocks                      41,667,283           5,359,340           3,209,502
Preferred stocks                          -0-              35,695                 -0-
Short term
  securities                        3,011,977           1,018,729             304,867
                                -------------        ------------        ------------
Total                           $  72,264,798        $  6,413,764        $  3,514,369
                                =============        ============        ============

Gross unrealized gains and losses by fund for the period ended December 31, 1996 excluding the Money Market Fund, which has no unrealized gains or losses, are as follows:


                                   S & P 500             BOND               MANAGED
                                     INDEX               INDEX              EQUITY
                                     FUND                FUND                FUND
                                -------------        ------------        ------------
Unrealized gains                $ 148,630,444        $    615,905        $  9,966,732
Unrealized losses                   2,502,070             342,535           1,507,574
                                -------------        ------------        ------------
Net unrealized
  gain  on
  investments                   $ 146,128,374        $    273,370        $  8,459,158
                                =============        ============        ============



                                    ASSET            INTERNATIONAL          SPECIAL
                                  ALLOCATION            EQUITY              EQUITY
                                    FUND                 FUND                FUND
                                -------------        ------------        ------------
Unrealized gains                $  15,106,943        $  1,198,822        $    738,658
Unrealized losses                   1,907,788             679,704             155,369
                                -------------        ------------        ------------
Net unrealized
  gain  on
  investments                   $  13,199,155        $    519,118        $    583,289
                                =============        ============        ============

The "specific identification" method is used to determine the cost of securities sold.

Purchases and proceeds from sales and maturities of other than short term securities and United States government obligations for the period ended December 31, 1996 were as follows:


                                   S & P 500             BOND               MANAGED
                                     INDEX               INDEX              EQUITY
                                     FUND                FUND                FUND
                                -------------       ------------         -------------
Purchases                       $  57,369,408       $  4,463,060         $  16,219,927
                                =============       ============         =============
Sales and Maturities            $  25,799,168       $  6,278,350         $  15,936,632
                                =============       ============         =============


                                    ASSET            INTERNATIONAL          SPECIAL
                                  ALLOCATION            EQUITY              EQUITY
                                    FUND                 FUND                FUND
                                -------------        ------------        ------------
Purchases                       $  24,138,853        $  1,694,508        $  2,148,167
                                =============        ============        ============
Sales and Maturities            $  20,336,010        $  1,054,211        $  3,164,708
                                =============        ============        ============

Purchases and proceeds from sales and maturities of United States government obligations for the period ended December 31, 1996 were as follows:



                                      S & P 500             MONEY               BOND               MANAGED
                                        INDEX              MARKET               INDEX              EQUITY
                                        FUND                FUND                FUND                FUND
                                    ------------        ------------        ------------        ------------
Purchases                           $        -0-        $        -0-        $ 11,606,320        $        -0-
                                    ============        ============        ============        ============
Sales and Maturities                $        -0-        $        -0-        $  9,567,203        $        -0-
                                    ============        ============        ============        ============



                                    ASSET            INTERNATIONAL          SPECIAL
                                  ALLOCATION            EQUITY              EQUITY
                                    FUND                 FUND                FUND
                                -------------        ------------        ------------
Purchases                       $   2,502,099        $        -0-        $       -0-
                                =============        ============        ===========
Sales and Maturities            $   4,592,891        $        -0-        $       -0-
                                =============        ============        ===========

Short term securities on December 31, 1996 included a repurchase agreement purchased from Boatmen's National Bank of Saint Louis on December 31, 1996 for the Special Equity Fund at a cost of $70,000 with an interest rate of 5.2725% and a value of $70,010 at maturity on January 2, 1997. Securities subject to repurchase for the agreement consisted of a United States Treasury note due February 28, 1997.

NOTE 5-CAPITAL STOCK
As of December 31, 1996, in the aggregate, there were five hundred million (500,000,000) shares of $.01 par value capital stock authorized.

Transactions in capital stock were as follows:

                                                             S & P 500 INDEX FUND
                                      -------------------------------------------------------------------
                                                 Year ended                        Year ended
                                              December 31, 1996                 December 31, 1995
                                      -------------------------------       -----------------------------
                                         Shares             Amount            Shares            Amount
                                      -----------       -------------       ----------       ------------
Shares sold                            2,237,429        $ 59,163,958        1,228,987        $25,864,766
Shares redeemed                       (1,014,699)        (27,064,902)        (581,653)       (12,138,900)
                                      -----------       -------------       ----------      -------------
Net increase                           1,222,730        $ 32,099,056          647,334        $13,725,866
                                      ===========       =============       ==========       ============


                                                                MONEY MARKET FUND
                                     ---------------------------------------------------------------------
                                                 Year ended                           Year ended
                                              December 31, 1996                    December 31, 1995
                                     --------------------------------       ------------------------------
                                        Shares             Amount             Shares            Amount
                                     ------------       -------------       ----------       -------------
Shares sold                           13,172,752        $222,132,928         12,983,191      $206,236,725
Shares redeemed                      (11,608,821)       (195,238,536)       (14,716,458)     (233,052,535)
                                     ------------       -------------       ------------     -------------
Net increase
  (decrease)                           1,563,931        $ 26,894,392         (1,733,267)     $(26,815,810)
                                     ============       =============       ============     =============

                                                                 BOND INDEX FUND
                                     --------------------------------------------------------------------
                                                 Year ended                           Year ended
                                              December 31, 1996                    December 31, 1995
                                     -------------------------------        -----------------------------
                                         Shares            Amount             Shares           Amount
                                     ------------      -------------         ---------      -------------
Shares sold                              573,137       $ 11,704,734           715,006       $ 13,942,404
Shares redeemed                         (690,509)       (14,025,768)         (334,425)        (6,353,959)
                                     ------------      -------------         ---------      -------------
Net increase
  (decrease)                            (117,372)      $ (2,321,034)          380,581       $  7,588,445
                                     ============      =============         =========      =============

                                                               MANAGED EQUITY FUND
                                        ------------------------------------------------------------------
                                                 Year ended                           Year ended
                                              December 31, 1996                    December 31, 1995
                                        -----------------------------       ------------------------------
                                         Shares             Amount            Shares             Amount
                                        ---------        ------------        ---------        ------------
Shares sold                              368,070         $ 8,358,789          247,041         $ 4,557,560
Shares redeemed                         (402,562)         (9,304,486)        (299,196)         (5,591,142)
                                        ---------        ------------        ---------        ------------
Net decrease                             (34,492)        $  (945,697)         (52,155)        $(1,033,582)
                                        =========        ============        =========        ============

                                                              ASSET ALLOCATION FUND
                                         ---------------------------------------------------------------
                                                 Year ended                           Year ended
                                              December 31, 1996                    December 31, 1995
                                         ---------------------------        ----------------------------
                                          Shares          Amount             Shares           Amount
                                         --------      -------------        ---------      -------------
Shares sold                              561,055       $ 13,777,778          350,026       $  7,239,131
Shares redeemed                         (512,299)       (12,414,366)        (518,530)       (10,568,155)
                                        ---------      -------------        ---------      -------------
Net increase
  (decrease)                              48,756       $  1,363,412         (168,504)      $ (3,329,024)
                                        =========      =============        =========      =============

                                                            INTERNATIONAL EQUITY FUND
                                         ---------------------------------------------------------------
                                                 Year ended                           Year ended
                                              December 31, 1996                    December 31, 1995
                                         ---------------------------         ---------------------------
                                          Shares           Amount             Shares            Amount
                                         --------       ------------         --------       ------------
Shares sold                               99,486        $ 1,546,190           72,666        $ 1,042,914
Shares redeemed                          (28,566)          (437,361)         (15,481)          (224,869)
                                         --------       ------------         --------       ------------
Net increase                              70,920        $ 1,108,829           57,185        $   818,045
                                         ========       ============         ========       ============

                                                              SPECIAL EQUITY FUND
                                      ------------------------------------------------------------------
                                             Six Months ended                         Year ended
                                              June 30, 1996                        December 31, 1995
                                      ------------------------------        ----------------------------
                                         Shares             Amount            Shares            Amount
                                      ------------      ------------        ---------       ------------
Shares sold                                79,204       $ 1,152,102           91,521        $ 1,116,451
Shares redeemed                          (138,239)       (2,084,535)         (70,437)          (855,625)
                                      ------------      ------------        ---------       ------------
Net increase
  (decrease)                              (59,035)      $  (932,433)          21,084        $   260,826
                                      ============      ============        =========       ============

NOTE 6-INVESTMENT OBJECTIVES AND MANAGER CHANGES

Effective January 1, 1997, the names, investment objectives and portfolio managers of the International Equity Fund and the Special Equity Fund changed. In addition, the portfolio manager of the Managed Equity Fund changed effective March 1, 1997.

The International Equity Fund became the International Index Fund. The investment objective of the International Index Fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the Morgan Stanley Capital International Europe, Australia, and Far East Index ("EAFE Index"). The portfolio manager of the
International Index Fund is Conning Asset Management Company and the management fee for the fund is .50% on the first $10 million in assets, .40% on the balance over $10 million and less than $20 million and .30% on any balance in excess of $20 million.

The Special Equity Fund became the Mid-Cap Equity Fund. The investment objective of the Mid-Cap Equity Fund is to seek sustained growth of capital by investing primarily in common stocks of United States-based publicly traded companies with "medium market capitalizations". "Medium market capitalization companies" are those whose market capitalization falls within the range of the S&P MidCap 400 at the time of the Fund's investment. The portfolio manager of the Mid-Cap Equity Fund is Conning Asset Management Company and the total management fee rate remains unchanged from that of the Special Equity Fund.

On March 1, 1997, the Managed Equity Fund will be managed by Conning Asset Management Company. The management fee will be reduced to .40% on the first $10 million in assets, .30% on the balance over $10 million and less than $30 million, and .25% on the balance in excess of $30 million.

S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Aerospace & Military Technology (1.89%)
 Boeing Co.                                                   21,290        $ 2,267,385
 Crane & Co.                                                   6,300            182,700
 Lockheed Martin Corp.                                        11,403          1,043,375
 McDonnell Douglas Corp.                                      12,000            787,500
 Rockwell International Corp.<F*>                             14,650            891,818
 Textron Inc.                                                  3,300            311,025
 United Technologies Corp.                                    14,400            954,000
                                                                          -------------
                                                                              6,437,803
                                                                          -------------


Air Transport (0.39%)
 AMR Corp.<F*>                                                 5,200            458,250
 Delta Air Lines Inc.                                          4,800            340,200
 Federal Express Corp.<F*>                                     4,200            186,900
 US Air Group<F*>                                             15,100            352,963
                                                                          -------------
                                                                              1,338,313
                                                                          -------------

Apparel (0.76%)
 CVS Corp.                                                    12,400            513,050
 Jostens Inc.                                                 11,200            236,600
 Nike Inc. Class B                                            19,400          1,164,000
 Reebok Intl Inc.                                             13,500            567,000
 Stride Rite Corp.                                            12,000            120,000
                                                                          -------------
                                                                              2,600,650
                                                                          -------------

Business Machines (3.17%)
 Bay Networks Inc.<F*>                                         9,900            207,900
 Compaq Computer Corp.<F*>                                    16,300          1,212,313
 Data General Corp.<F*>                                       20,200            292,900
 Digital Equipment Corp.<F*>                                   7,500            271,875
 EMC Corp/Mass<F*>                                            12,000            397,500
 Honeywell Inc.                                                7,500            493,125
 IBM Corp.                                                    31,520          4,775,280
 Oracle Corp.<F*>                                             38,775          1,618,856
 Pitney Bowes Inc.                                             6,900            377,775
 Tandem Computers Inc.<F*>                                    11,600            159,500
 Xerox Corp.                                                  18,775            988,034
                                                                          -------------
                                                                             10,795,058
                                                                          -------------

Business Services (4.78%)
 Automatic Data Processing Inc.                               14,900            638,838
 Browning-Ferris Industries Inc.                               9,700            254,625
 CUC International<F*>                                        18,450            447,413
 Cabletron Systems<F*>                                         7,200            239,400
 Ceridian Corp.<F*>                                            5,800            234,900
 Cisco Systems Inc.<F*>                                       38,300          2,436,838
 Computer Assoc Intl.                                         20,900          1,039,775
 Dell Computers<F*>                                           10,000            531,250
 De Luxe Check Printers                                        9,800            320,950
 Dun & Bradstreet Corp.                                        8,275            196,531
 First Data Corp.                                             23,600            861,400
 Microsoft Corp.<F*>                                          70,800          5,849,850


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Business Services (continued)
 Millipore Corp.                                               6,300        $   260,663
 National Service Inds Inc.                                    3,600            134,550
 Novell Inc.<F*>                                              17,800            168,530
 Sun Microsystems Inc.<F*>                                    29,600            760,335
 Tellabs<F*>                                                   9,800            368,725
 3Com Corp.<F*>                                                8,700            638,361
 WMX Technologies Inc.                                        27,200            884,000
                                                                          -------------
                                                                             16,266,934
                                                                          -------------

Chemicals (3.28%)
 Air Products & Chemicals Inc.                                 8,100            559,913
 Alliedsignal Inc.                                            16,700          1,118,900
 Dow Chemical Co.                                             14,837          1,162,850
 E I Du Pont De Nemours & Co.                                 32,500          3,059,063
 Eastman Chemical                                              3,875            214,094
 Ecolab, Inc.                                                  5,100            191,888
 B F Goodrich                                                  7,000            283,500
 W.R. Grace (new)                                              4,000            207,000
 Mallinckrodt Inc.                                             7,200            317,700
 Monsanto                                                     32,250          1,253,719
 Morton International Inc.                                     5,100            207,825
 Nalco Chemicals                                              12,300            444,338
 Owens Corning                                                 4,900            208,863
 PPG Industries Inc.                                          13,100            735,238
 Rohm & Hass Co.                                               4,700            383,638
 Rubbermaid Inc.<F*>                                             800             18,100
 Sigma-Aldrich                                                 7,500            468,273
 Union Carbide Corp.                                           7,600            310,650
                                                                          -------------
                                                                             11,145,552
                                                                          -------------

Commercial Banking (6.81%)
 Banc One Corp.                                               26,976          1,159,968
 Bank of Boston                                                8,700            558,975
 Bank of New York                                             19,000            641,250
 BankAmerica Corp.                                            23,072          2,301,432
 Banker's Trust New York Corp.                                 5,200            448,500
 Barnett Banks Inc.                                           16,700            686,788
 Boatmens Bancshares                                          10,200            657,900
 Chase Manhattan Corp. (new)                                  24,562          2,195,229
 Citicorp                                                     28,500          2,935,500
 Comerica Inc.                                                 4,700            246,163
 Fifth Third Banc                                              5,600            351,747
 First Bank Systems Inc.                                       7,100            484,575
 First Chicago NBD Corp.                                      21,964          1,180,565
 First Union Corp.                                            15,100          1,117,400
 Keycorp                                                      12,000            606,000
 Mellon Bank Corp.                                             7,500            532,500
 J P Morgan & Co Inc.                                         11,900          1,161,738
 National City Corp.                                          11,800            529,525

                                   (continued)



S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Commercial Banking (continued)
 Nationsbank Corp.                                            16,128        $ 1,576,512
 PNC Financial Corp.                                          18,400            692,300
 Suntrust Banks Inc.                                          13,100            645,175
 US Bancorp                                                   12,150            545,985
 Wachovia Corp.                                                8,100            457,650
 Wells Fargo & Co.                                             5,433          1,465,550
                                                                          -------------
                                                                             23,178,927
                                                                          -------------

Construction (0.70%)
 Case Corp.                                                    3,500            190,750
 Fluor Corp.                                                   4,600            288,650
 Home Depot Inc.                                              27,400          1,373,425
 Masco Corp.                                                   6,300            226,800
 Pulte Home Corp.                                              5,200            159,900
 Stanley Works                                                 5,600            151,200
                                                                          -------------
                                                                              2,390,725
                                                                          -------------

Consumer Durables (0.16%)
 Black & Decker Corp.                                          5,700            171,713
 Maytag Corp.                                                 12,100            238,975
 Whirlpool Corp.                                               2,600            121,225
                                                                          -------------
                                                                                531,913
                                                                          -------------

Containers (0.14%)
 Crown Cork & Seal                                             4,600            250,125
 Newell Co.                                                    5,400            170,100
 Stone Container Corp.                                         3,772             56,109
                                                                          -------------
                                                                                476,334
                                                                          -------------

Domestic Oil (2.05%)
 Amerada Hess Corp.                                            3,900            225,713
 Amoco Corp.                                                  28,800          2,322,000
 Ashland Inc.                                                  9,800            429,975
 Arco                                                          9,500          1,258,750
 Kerr-McGee Corp.                                              3,600            259,200
 Oryx Energy<F*>                                               9,400            232,650
 Phillips Petroleum Co.                                       12,500            553,125
 Rowan Companies Inc.<F*>                                     12,700            287,338
 Sun Company Inc.                                              4,900            119,438
 USX-Marathon Group                                           15,459            369,084
 Union Pacific Resources Group                                13,974            405,244
 Unocal Corp.                                                 12,300            501,225
                                                                          -------------
                                                                              6,963,742
                                                                          -------------

Drugs & Medicines (8.25%)
 Abbott Laboratories                                          46,900          2,380,175
 Allergan Inc.                                                 4,100            146,063
 Alza Corp.<F*>                                               12,200            315,675
 American Home Products Corp.                                 38,200          2,239,475
 Bard C R Inc.                                                 4,100            114,800


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Drugs & Medicines (continued)
 Baxter International                                         14,100        $   578,100
 Becton Dickinson & Co.                                        6,400            277,600
 Beverly Enterprises Inc.<F*>                                 12,700            161,925
 Boston Scientific Corp.<F*>                                   7,800            468,000
 Columbia HCA/Healthcare                                      38,086          1,552,005
 Guidant Corp.                                                 4,500            256,500
 Johnson & Johnson                                            77,600          3,860,600
 Eli Lilly & Co.                                              32,400          2,365,200
 Merck & Co. Inc.                                             72,025          5,734,991
 Pharmacia-Upjohn Inc.                                        27,005          1,070,073
 Pfizer Inc.                                                  38,100          3,162,300
 St. Jude Medical<F*>                                          5,100            216,113
 Schering-Plough Corp.                                        21,400          1,385,650
 Tenet Healthcare<F*>                                         11,900            260,311
 US Surgical                                                   8,200            322,875
 Warner-Lambert Co.                                           16,200          1,215,000
                                                                          -------------
                                                                             28,083,431
                                                                          -------------

Electronics (5.73%)
 Advanced Micro Devices Inc.<F*>                              20,600            530,450
 AMP Inc.                                                      9,300            356,888
 Andrew Corp.<F*>                                              6,400            339,597
 Applied Materials Inc.<F*>                                    8,400            301,871
 Emerson Electric Co.                                         12,850          1,244,844
 General Instrument Corp.<F*>                                 10,100            219,675
 General Signal Corp.                                          5,600            239,400
 Hewlett-Packard Co.                                          58,600          2,944,650
 Intel Corp.                                                  49,000          6,415,913
 LSI Logic Corp.<F*>                                          13,100            350,425
 Medtronic Inc.                                               12,000            816,000
 Micron Technology Inc.                                       10,600            308,725
 Motorola Inc.                                                33,400          2,045,750
 Northern Telecom Ltd.                                        15,400            952,875
 Perkin-Elmer Corp.                                            3,500            206,061
 Raytheon Co.                                                 13,600            654,500
 Seagate Technology Inc.<F*>                                  12,000            474,000
 Silicon Graphics<F*>                                          7,000            178,500
 Texas Instruments Inc.                                        9,600            612,000
 Williams Companies Inc.                                       8,100            303,750
                                                                          -------------
                                                                             19,495,874
                                                                          -------------

Energy & Utilities (2.56%)
 American Electric Power Co. Inc.                              9,300            382,463
 Baltimore Gas & Electric Co.                                 11,900            318,325
 Burlington Resources                                          6,300            317,363
 Central & South West Corp.                                   10,600            271,625
 Coastal Corp.                                                 9,950            486,306
 Columbia Gas System Inc.                                      6,200            394,475
 Consolidated Edison Co. of  NY                               10,000            291,250

                                   (continued)



S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Energy & Utilities (continued)
 Consolidated Natural Gas Co.                                  3,400        $   187,850
 Dominion Resources Inc.                                       7,800            300,300
 Duke Power Co.                                                9,200            425,500
 Edison International                                         25,500            506,813
 Enron Corp.                                                  12,300            530,438
 Enserch Corp.                                                 9,800            225,400
 Entergy Corp.                                                10,500            290,063
 FPL Group Inc.                                               10,000            460,000
 Houston Industries Inc.                                      10,800            244,350
 Northern States Power Co. (Minn)                              7,500            344,063
 Ohio Edison Co.                                              19,000            432,250
 Peco Energy Co.                                               9,100            229,775
 P G & E Corp.                                                19,900            417,900
 Pacific Enterprises                                           9,100            276,413
 Pacificorp                                                   10,500            215,250
 Public Service Enterprise Group                               9,750            265,684
 Sonat Inc.                                                    8,000            412,000
 Texas Utilities Co.                                          12,000            489,000
                                                                          -------------
                                                                              8,714,856
                                                                          -------------

Energy Raw Materials (0.95%)
 Baker Hughes Inc.                                             9,200            317,400
 Dresser Industries Inc.                                       6,800            210,800
 Halliburton Co.                                               4,800            289,200
 Louisiana Land & Exploration Co.                              5,700            305,663
 McDermott Intl.                                               8,900            150,188
 Occidental Petroleum Corp.                                   16,100            376,338
 Oneok                                                         9,800            294,000
 Schlumberger                                                 13,050          1,303,367
                                                                          -------------
                                                                              3,246,956
                                                                          -------------

Finance (Non - Banking) (2.29%)
 H F Ahmanson & Co.                                           13,600            442,000
 H & R Block Inc.                                             17,300            501,700
 Chubb Corp.                                                   7,400            397,750
 Corestate Financial Corp.                                    15,100            783,313
 Dean Witter Discover                                          8,662            573,858
 Fleet Financial Group Inc.                                   14,842            740,245
 Golden West Financial                                         5,800            366,125
 Green Tree Financial                                          8,000            309,000
 MBIA Inc.                                                     3,300            334,125
 MBNA Corp.                                                   12,600            524,475
 Norwest Corp.                                                19,100            830,850
 Safeco Corp.                                                  8,400            331,271
 Travelers Inc.                                               36,688          1,664,717
                                                                          -------------
                                                                              7,799,429
                                                                          -------------

Food & Agriculture (5.75%)
 Archer-Daniels-Midland Co.                                   28,825            634,150
 CPC International Inc.                                        9,400            728,500
 Campbell Soup Co.                                            13,500          1,083,375


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Food & Agriculture (continued)
 Coca-Cola Co.                                               147,700        $ 7,772,713
 Conagra Inc.                                                 16,900            840,775
 Fleming Companies Inc.                                       20,000            345,000
 General Mills Inc.                                            7,500            477,188
 Giant Food Inc.                                              12,200            420,900
 H J Heinz Co.                                                20,650            738,238
 Hershey Foods Corp.                                           7,000            306,250
 Kellogg Co.                                                  11,650            764,531
 Pepsico Inc.                                                 98,900          2,892,825
 Pioneer Hi-Bred International                                 5,300            371,000
 Quaker Oats Co.                                               5,000            190,625
 Ralston Purina Co.                                            6,000            440,250
 Sara Lee Corp.                                               26,600            990,850
 Sysco Corp.                                                   8,800            287,100
 Wm. Wrigley Jr .Co.                                           4,900            275,624
                                                                          -------------
                                                                             19,559,894
                                                                          -------------

Gold (0.43%)
 Barrick Gold Corp.                                           18,000            517,500
 Battle Mountain Gold Co.                                     14,000             96,250
 Echo Bay Mines Ltd.                                          15,100            100,038
 Homestake Mining Co.                                         10,600            151,050
 Placer Dome Inc.                                             10,800            234,900
 Santa Fe Pacific Gold Corp.                                  23,567            362,342
                                                                          -------------
                                                                              1,462,080
                                                                          -------------

Government & State Agency (1.00%)
 Federal Home Loan Mortgage
    Corp.                                                      9,500          1,048,563
 Federal National Mortgage
    Association                                               62,700          2,359,087
                                                                          -------------
                                                                              3,407,650
                                                                          -------------

Industrial Miscellaneous (3.31%)
 Alco Standard Corp.                                           9,900            511,088
 American Greetings                                           15,300            434,138
 Amgen<F*>                                                    13,400            728,625
 Asarco Inc.                                                   6,900            171,638
 Autodesk Inc.                                                 5,600            156,800
 Avery Dennison Corp.                                          6,800            240,550
 Biomet Inc.                                                  20,800            314,600
 Briggs & Stratton                                             3,600            158,400
 Circuit City Stores Inc.                                      9,200            277,150
 Computer Sciences<F*>                                         5,700            468,113
 Cooper Tire & Rubber                                         14,500            286,375
 Corning, Inc.                                                11,400            527,250
 Cummins Engine                                                4,300            197,800
 EG & G                                                        9,100            183,138
 Engelhard Corp.                                               9,450            180,731
 Freeport McMoran                                             10,700            319,663

                                   (continued)



S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Industrial Miscellaneous (continued)
 Harrahs Entertainment, Inc.<F*>                               5,200        $   103,350
 Helmerich & Payne                                             3,900            203,288
 Laidlaw Inc.                                                 25,700            295,550
 Loews Corp.                                                   6,200            584,350
 Lowes Companies Inc.                                         10,400            370,500
 Manor Care                                                    7,100            191,700
 Mattel Inc.                                                  12,187            338,189
 Mead Corp.                                                    4,100            238,313
 National Semiconductor Corp.<F*>                              9,900            242,550
 Northrop Corp.                                                4,400            364,100
 Panenergy Corp.                                              12,200            549,000
 Praxair                                                       8,400            387,450
 Rite Aid Corp.                                               13,600            540,600
 Ryder System Inc.                                            15,200            427,500
 Service Corp. International                                  13,400            375,200
 Shared Medical Systems Corp.                                  6,800            334,900
 Sherwin-Williams                                              4,000            224,000
 Timken Co.                                                    3,900            178,425
 Trinova Corp.                                                 4,500            163,684
                                                                          -------------
                                                                             11,268,708
                                                                          -------------

Insurance (2.98%)
 Aetna Inc.                                                    6,822            545,760
 Alexander & Alexander                                         9,800            170,275
 Allstate Insurance                                           26,448          1,530,678
 American International Group,
    Inc.                                                      27,412          2,967,349
 AON Corp.                                                     6,100            378,963
 Cigna Corp.                                                   4,100            560,163
 General Re Corp.                                              4,000            631,000
 Jefferson Pilot Corp.                                         3,600            203,850
 Lincoln National Corp.                                        5,000            262,500
 MGIC Investment Corp.                                         4,600            349,600
 Marsh & McLennan Cos. Inc.                                    3,000            312,000
 Providian Corp.                                               9,100            467,513
 Torchmark Corp.                                               6,800            343,400
 UNUM Corp.                                                    4,000            289,000
 USF & G Corp.                                                27,300            569,886
 United Healthcare                                             8,400            378,000
 USLife Corp.                                                  5,625            187,031
                                                                          -------------
                                                                             10,146,968
                                                                          -------------

International Oil (5.91%)
 Chevron Corp.                                                38,700          2,515,500
 Exxon Corp.                                                  73,600          7,212,800
 Mobil Corp.                                                  25,400          3,105,150
 Royal Dutch Petroleum Co.                                    31,500          5,378,625
 Tenneco Inc.<F*>                                              8,700            392,588
 Texaco Inc.                                                  15,300          1,501,312
                                                                          -------------
                                                                             20,105,975
                                                                          -------------


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Liquor (0.66%)
 Anheuser-Busch Companies, Inc.                               27,150        $ 1,086,000
 Brown Forman Corp. 'B'                                        9,200            420,900
 Seagram Co. Ltd.                                             18,900            732,375
                                                                          -------------
                                                                              2,239,275
                                                                          -------------

Media (1.70%)
 Comcast Corp.                                                15,600            277,867
 R R Donnelley & Sons Co.                                      7,400            232,175
 Dow Jones & Co.                                              10,800            365,850
 Gannett Co. Inc.                                              6,900            516,638
 Harcourt General Inc.                                         4,000            184,500
 Interpublic Group Co.                                         3,400            161,500
 King World Productions<F*>                                    3,000            110,625
 McGraw-Hill Inc.                                              5,000            230,625
 Meredith Corp.                                                9,600            506,400
 New York Times Co.                                            3,100            117,800
 Tele Communications Inc New
    Class `A'<F*>                                             34,100            445,414
 Time Warner Inc.                                             33,780          1,266,750
 Times Mirror Co.                                              8,100            402,975
 Tribune Co.                                                   3,100            244,512
 Viacom Class B<F*>                                           20,400            711,450
                                                                          -------------
                                                                              5,775,081
                                                                          -------------

Miscellaneous & Conglomerates (0.89%)
 ITT Hartford Group Inc.                                       5,800            391,500
 ITT Industries Inc.                                          18,700            458,150
 ITT Corp. (new)<F*>                                           5,800            251,575
 Minnesota Mining &
    Manufacturing                                             23,250          1,929,750
                                                                          -------------
                                                                              3,030,975
                                                                          -------------

Miscellaneous Finance (1.42%)
 American Express Co.                                         26,900          1,519,850
 American General Corp.                                       11,400            465,975
 Beneficial Corp.                                              5,000            316,875
 Great Western Financial Corp.                                10,900            316,100
 Household International Inc.                                  5,100            470,475
 Merrill Lynch & Co. Inc.                                      9,800            798,700
 Morgan Stanley                                                7,800            445,575
 Salomon Inc.                                                  5,200            245,050
 Transamerica Corp.                                            3,200            252,800
                                                                          -------------
                                                                              4,831,400
                                                                          -------------
                                   (continued)



S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Motor Vehicles (2.17%)
 Chrysler Corp.                                               40,550        $ 1,338,150
 Dana Corp.                                                    5,200            169,650
 Eaton Corp.                                                   3,300            230,175
 Echlin Inc.                                                   9,900            314,325
 Ford Motor Co.                                               71,400          2,302,650
 General Motors                                               43,850          2,444,638
 Genuine Parts Co.                                             5,750            255,875
 TRW Inc.                                                      6,600            326,700
                                                                          -------------
                                                                              7,382,163
                                                                          -------------

Non-Durables & Entertainment (0.80%)
 HFS Inc.<F*>                                                  6,700            400,325
 McDonald's Corp.                                             40,600          1,842,225
 Price/Costco Inc.<F*>                                         8,303            208,613
 Wendy's International Inc.                                   12,375            253,687
                                                                          -------------
                                                                              2,704,850
                                                                          -------------

Non-Ferrous Metals (0.61%)
 Alcan Aluminum Ltd.                                          12,425            417,791
 Aluminum Co of America                                        9,900            631,125
 Cyprus Amax Minerals Co.                                      4,750            111,625
 Inco Ltd.                                                     9,700            309,188
 Newmont Mining Corp.                                          3,744            167,544
 Phelps Dodge Corp.                                            3,400            229,500
 Reynolds Metals Co.                                           3,700            208,587
                                                                          -------------
                                                                              2,075,360
                                                                          -------------

Optical Photographic Equipment (0.53%)
 Eastman Kodak Co.                                            19,300          1,548,825
 Polaroid Corp.                                                5,745            249,908
                                                                          -------------
                                                                              1,798,733
                                                                          -------------

Paper & Forest Products (1.39%)
 Bemis Co. Inc.                                                5,000            184,375
 Boise Cascade Corp.                                           5,966            189,421
 Champion International                                        6,800            294,100
 Georgia-Pacific Corp.                                         4,300            309,600
 International Paper Co.                                      22,076            894,078
 James River Corp.                                             4,100            135,813
 Kimberly-Clark Corp.                                         16,836          1,603,629
 Louisiana Pacific Corp.                                       4,800            101,400
 Potlatch Corp.                                                2,200             94,600
 Temple Inland Inc.                                              300             16,238
 Westvaco Corp.                                                8,925            256,594
 Weyerhaeuser Co.                                              9,350            442,955
 Willamette Industries                                         2,800            194,950
                                                                          -------------
                                                                              4,717,753
                                                                          -------------

Producer Goods (4.41%)
 Caterpillar Inc.                                              9,800            737,450
 Cooper Industries Inc.                                        4,200            176,925



----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Producer Goods (continued)
 Deere & Co.                                                  14,100        $   571,050
 Dover Corp.                                                   4,800            242,400
 FMC Corp.<F*>                                                 2,600            182,325
 General Electric Corp.                                       98,100          9,699,638
 W W Grainger Inc.                                             6,600            529,650
 Illinois Tool Works Inc.                                      6,700            535,163
 Ingersoll-Rand Co.                                            3,500            155,750
 Johnson Controls Inc.                                         2,600            215,475
 Pall Corp.                                                   17,300            443,313
 Parker Hannifin Corp.                                         4,950            191,813
 Raychem Corp.                                                 2,800            224,350
 Tyco Laboratories Inc.                                        9,100            481,163
 Westinghouse Electric Corp.                                  30,200            600,223
                                                                          -------------
                                                                             14,986,688
                                                                          -------------

Railroads & Shipping (1.00%)
 Burlington Northern Santa Fe                                  8,908            769,429
 CSX Corp.                                                    15,800            667,550
 Conrail Inc.                                                  3,400            338,725
 Norfolk Southern Corp.                                        7,050            620,400
 Union Pacific Corp.                                          16,500            992,063
                                                                          -------------
                                                                              3,388,167
                                                                          -------------

Retail (3.28%)
 Albertsons Inc.                                              12,800            456,000
 American Stores Co.                                           5,600            228,900
 Charming Shoppes<F*>                                         10,900             55,176
 Dayton-Hudson Corp.                                           8,700            341,475
 Dillard Department Stores                                     5,600            172,900
 Federated Department Stores<F*>                              10,200            348,075
 Gap Inc.                                                     14,000            421,750
 K Mart Corp.<F*>                                             18,100            187,788
 Kroger Co.<F*>                                                8,700            404,550
 Limited Inc.                                                 10,600            194,775
 May Department Stores Co.                                    11,684            546,227
 Mercantile Stores Inc.                                        5,000            246,875
 Nordstrom Inc.                                               11,900            421,700
 J C Penney Co Inc.                                           11,900            580,125
 Sears Roebuck & Co.                                          23,300          1,071,800
 Supervalu Inc.                                                7,000            198,625
 TJX Cos. Inc.                                                 4,900            232,137
 Tandy Corp.                                                   4,050            178,200
 Toys 'R' Us<F*>                                              12,912            385,746
 Tupperware Inc.                                               3,900            209,138
 Wal-Mart Stores Inc.                                        136,200          3,098,550
 Walgreen Co.                                                 12,400            499,100
 Winn-Dixie Stores Inc.                                        7,200            227,700
 Woolworth Corp.<F*>                                          20,200            444,400
                                                                          -------------
                                                                             11,151,712
                                                                          -------------

                                   (continued)




S & P 500 INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Soaps & Cosmetics (4.02%)
 Alberto Culver Co. 'B'                                        8,300        $   398,400
 Avon Products Inc.                                           11,000            628,375
 Bristol-Meyers Squibb Co.                                    29,740          3,241,660
 Colgate-Palmolive Co.                                         7,300            673,425
 Gillette Co.                                                 32,100          2,495,775
 International Flavors &
    Fragrances                                                 4,500            202,500
 Procter & Gamble Co.                                         40,600          4,369,575
 Unilever NV                                                   9,500          1,664,875
                                                                          -------------
                                                                             13,674,585
                                                                          -------------

Steel (0.26%)
 Bethlehem Steel Corp.<F*>                                    10,400             92,300
 Inland Steel Industries Inc.                                  2,200             44,000
 Nucor Corp.                                                   4,800            244,800
 USX-US Steel                                                 16,071            504,228
                                                                          -------------
                                                                                885,328
                                                                          -------------

Telephone (7.41%)
 A T & T Corp.                                                94,547          4,100,976
 Airtouch Communications, Inc.<F*>                            24,964            630,341
 Alltel                                                        9,500            298,063
 Ameritech Corp.                                              32,596          1,976,133
 Bell Atlantic Corp.                                          27,864          1,804,194
 Bellsouth Corp.                                              59,194          2,397,357
 GTE Corp.                                                    57,600          2,613,600
 Lucent Technologies                                          37,741          1,745,521
 MCI Communications Corp.                                     42,600          1,392,466
 Nynex Corp.                                                  25,464          1,225,455
 Pacific Telesis Group                                        28,964          1,064,427
 SBC Communications Inc.                                      36,596          1,898,418
 Sprint Corp.                                                 26,200          1,044,725
 US West Inc.                                                 33,564          1,082,439
 US West Media Group<F*>                                      31,264            574,476
 Worldcom Inc.<F*>                                            52,000          1,355,223
                                                                          -------------
                                                                             25,203,814
                                                                          -------------

Tires Rubber Goods (0.10%)
 Goodyear Tire & Rubber Co.                                    6,472            332,499
                                                                          -------------

Tobacco (1.88%)
 American Brands Inc.                                          9,900            491,288
 Philip Morris Companies Inc.                                 47,750          5,395,750
 UST Inc.                                                     15,400            498,575
                                                                          -------------
                                                                              6,385,613
                                                                          -------------

Travel & Recreation (1.09%)
 Walt Disney Productions                                      40,400          2,817,900
 Hilton Hotels Corp.                                          15,600            409,500
 Marriott International Inc.                                   8,550            472,388
                                                                          -------------
                                                                              3,699,788
                                                                          -------------



----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Trucking & Freight (0.01%)
 Caliber Systems Inc.                                          1,800       $     34,650
                                                                           ------------

Utilities, Electrical & Gas (0.88%)
 Carolina Power & Light Co.                                    6,600            240,900
 Cinergy Corp.                                                14,508            484,205
 DTE Energy Co.                                                5,700            184,538
 GPU Inc.                                                      5,000            168,125
 Nicor Inc.                                                    9,100            325,320
 Noram Energy Corp.                                           15,700            243,350
 P P & L Resources Inc.                                        8,300            190,900
 Southern Co.                                                 34,200            773,774
 Unicom Corp.                                                  9,200            249,550
 Union Electric Co.                                            3,600            138,600
                                                                           ------------
                                                                              2,999,262
                                                                           ------------

TOTAL COMMON STOCKS (97.80%)
 (COST $186,587,094)                                                        332,715,468
                                                                           ------------


----------------------------------------------------------------------------------------

                                                                  PAR          MARKET
SHORT TERM SECURITIES                                            VALUE         VALUE
----------------------------------------------------------------------------------------
Commercial Paper (0.40%)
 Alabama Power,
    6.70%, due 1/3/97                                         $1,375,000    $  1,374,488
                                                                            ------------

TOTAL SHORT TERM SECURITIES (0.40%)
 (AMORTIZED COST $1,374,488)                                                   1,374,488
                                                                            ------------

TOTAL INVESTMENTS (98.20%)
 (AMORTIZED COST $187,961,582)                                               334,089,956

 Other net assets (1.80%)                                                      6,111,033
                                                                            ------------
TOTAL NET ASSETS (100.00%)                                                  $340,200,989
                                                                            ============

<F*> Non-income producing securities.

See accompanying notes to financial statements.

MONEY MARKET FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------

                                                          PAR           INTEREST       MATURITY          MARKET
SHORT TERM SECURITIES                                    VALUE          RATE (%)         DATE            VALUE
------------------------------------------------------------------------------------------------------------------

COMMERCIAL PAPER
Commercial Banking (45.60%)
 Allomon Funding                                      $2,117,000          5.62        01/27/1997      $ 2,108,468
 Banca CRT Financial Corp.                             1,000,000          5.55        04/25/1997          983,058
 Broadway Capital<F*>                                  1,000,000          5.78        02/03/1997          994,729
 Broadway Capital<F*>                                  1,500,000          5.42        02/10/1997        1,490,917
 BTM Financial<F*>                                     2,800,000          5.49        02/28/1997        2,775,189
 Creative Capital<F*>                                  2,000,000          7.25        01/01/1997        1,999,597
 Creative Capital<F*>                                  1,000,000          5.52        01/29/1997          995,761
 Creative Capital<F*>                                  1,000,000          5.47        02/03/1997          995,050
 Creative Capital<F*>                                  1,000,000          5.55        02/10/1997          993,889
 Dynamic Funding Corp.                                 1,000,000          5.68        01/06/1997          999,250
 Dynamic Funding Corp.                                 1,000,000          6.02        01/07/1997          999,000
 Dynamic Funding Corp.                                   600,000          5.71        01/31/1997          597,285
 Dynamic Funding Corp.                                 1,000,000          5.63        05/02/1997          981,917
 Falcon Asset Securitization                           2,400,000          5.73        01/21/1997        2,392,400
 Frontier Corporation<F*>                              2,384,000          5.42        01/17/1997        2,378,310
 Industrial Funding Corp.                              2,780,000          5.73        01/15/1997        2,773,838
 Iris Partners LP (Sumitomo)                           1,500,000          5.53        01/30/1997        1,493,499
 Iris Partners LP (Sumitomo)                           1,000,000          5.57        02/07/1997          994,327
 Iris Partners LP (Sumitomo)                           1,000,000          5.64        02/21/1997          992,208
 Oak Funding                                           1,000,000          5.70        02/18/1997          992,467
 Oak Funding                                           1,000,000          5.51        02/25/1997          991,597
 Orix America (IBJ)<F*>                                1,000,000          5.58        03/25/1997          987,319
 Orix America (Norinchukin)<F*>                        1,000,000          5.59        03/18/1997          988,389
 Orix America (Norinchukin)<F*>                        1,000,000          5.75        03/18/1997          988,389
 Orix America (Sanwa)<F*>                              1,000,000          5.88        02/03/1997          994,638
 Progress Funding Corp. "A"                            1,000,000          5.70        01/13/1997          998,110
 Progress Funding Corp. "A"                              450,000          6.52        01/13/1997          449,025
 Progress Funding Corp. "A"                            1,000,000          5.60        01/31/1997          995,475
 Progress Funding Corp. "A"                            1,075,000          5.89        02/03/1997        1,069,235
 Riverside Funding Inc.                                1,414,000          5.81        02/21/1997        1,402,482
 Shimizu International Finance (Dai Ichi Kangyo)       3,000,000          5.56        03/14/1997        2,967,300
 Strait Capital                                        3,000,000          5.59        02/28/1997        2,973,205
 Strait Capital                                          534,000          5.81        02/28/1997          529,053
 Strait Capital                                        1,000,000          5.55        03/05/1997          990,346
                                                                                                     ------------
                                                                                                       46,255,722
                                                                                                     ------------

Finance (Non-Banking) (38.79%)
 AGA Capital Inc.<F*>                                  1,000,000          5.69        02/11/1997          993,565
 Anchor Funding<F*>                                      704,000          6.13        01/31/1997          700,421
 Anchor Funding<F*>                                    2,400,000          5.53        02/11/1997        2,384,967
 Anchor Funding<F*>                                    1,000,000          5.63        03/13/1997          989,251
 Astro Capital Corp.<F*>                                 800,000          5.57        01/31/1997          796,380
 Astro Capital Corp.<F*>                               2,000,000          5.57        02/28/1997        1,982,278
 Atlas Funding<F*>                                     2,000,000          5.69        02/04/1997        1,989,328

                                                   (continued)




MONEY MARKET FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------

                                                          PAR           INTEREST       MATURITY          MARKET
SHORT TERM SECURITIES                                    VALUE          RATE (%)         DATE            VALUE
------------------------------------------------------------------------------------------------------------------
COMMERCIAL PAPER

Finance (Non-Banking) (continued)
 Banner Receivables                                   $1,000,000          5.71        03/07/1997      $   990,160
 Banner Receivables                                    2,000,000          5.63        03/21/1997        1,976,081
 Finova Capital                                        1,500,000          5.72        02/10/1997        1,490,917
 Goldman Sachs Group                                   5,000,000          8.25        01/02/1997        4,998,854
 Gotham Funding<F*>                                    1,065,000          6.02        01/14/1997        1,062,693
 Gotham Funding<F*>                                    1,000,000          5.62        02/28/1997          991,058
 Gotham Funding<F*>                                    1,500,000          5.52        05/19/1997        1,469,238
 Jet Funding                                             190,000          5.54        01/31/1997          189,145
 Jet Funding                                           1,000,000          6.29        01/31/1997          994,792
 Jet Funding                                           1,000,000          5.57        02/28/1997          991,139
 Jet Funding                                           1,600,000          5.53        02/28/1997        1,585,822
 Merrill Lynch & Co.                                     100,000          6.66        01/08/1997           99,871
 Strategic Asset Funding Corp.                         1,000,000          5.54        03/06/1997          990,311
 Strategic Asset Funding Corp.                         1,000,000          5.63        03/14/1997          989,100
 Tri-Lateral Capital<F*>                               1,000,000          5.48        02/03/1997          995,032
 Tri-Lateral Capital<F*>                               1,000,000          5.50        02/24/1997          991,750
 Tri-Lateral Capital<F*>                               1,000,000          5.57        03/05/1997          990,463
 Tri-Lateral Capital<F*>                               1,260,000          5.56        04/01/1997        1,242,738
 Wood Street Funding<F*>                               3,000,000          7.10        01/02/1997        2,999,408
 Wood Street Funding<F*>                               2,000,000          5.71        02/24/1997        1,983,050
 Working Capital Management                            1,500,000          5.56        02/24/1997        1,487,623
                                                                                                     ------------
                                                                                                       39,345,435
                                                                                                     ------------

Miscellaneous Conglomerate (2.95%)
 Pacific Dunlop Asia                                     616,000          5.53        03/31/1997          607,822
 Pacific Dunlop Asia                                     500,000          5.60        02/03/1997          497,557
 Toschiba International Finance                        1,900,000          5.48        03/03/1997        1,882,615
                                                                                                     ------------
                                                                                                        2,987,994
                                                                                                     ------------

Insurance (3.60%)
 Triple-A Funding Corp.<F*>                            2,690,000          6.23        01/09/1997        2,686,282
 Triple-A Funding Corp.<F*>                              966,000          6.23        01/10/1997          964,498
                                                                                                     ------------
                                                                                                        3,650,780
                                                                                                     ------------

Mortgage Backed Securities (2.95%)
 Countrywide Home                                      3,000,000          6.51        01/09/1997        2,995,666
                                                                                                     ------------

Motor Vehicles (2.95%)
 Cooperative Assoc. of Tractor Dealers                 2,000,000          6.57        01/06/1997        1,998,181
 Dealers Capital Access Trust                          1,000,000          5.66        03/04/1997          990,700
                                                                                                     ------------
                                                                                                        2,988,881
                                                                                                     ------------

TOTAL COMMERCIAL PAPER (96.84%)
 (AMORTIZED COST $98,222,173)                                                                          98,224,478

                                                   (continued)




MONEY MARKET FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------

                                                            PAR         INTEREST       MATURITY          MARKET
SHORT TERM SECURITIES                                      VALUE        RATE (%)         DATE            VALUE
------------------------------------------------------------------------------------------------------------------
TIME DEPOSITS
Commercial Banking (2.96%)
 Banco Espirito Santo Euro                            $1,000,000         5.8125       05/12/1997     $  1,000,000
 Banco Espirito Santo Euro                             1,000,000         5.8125       05/20/1997        1,000,000
 Banco Espirito Santo Euro                             1,000,000         6.1875       07/31/1997        1,000,000

                                                                                                     ------------
Total time deposits (2.96%)
 (amortized cost $3,000,000)                                                                            3,000,000
                                                                                                     ------------

TOTAL INVESTMENTS (99.80%)
 (AMORTIZED COST $101,222,173)                                                                        101,224,478

 Other net assets (0.20%)                                                                                 201,123
                                                                                                     ------------

TOTAL NET ASSETS (100.00%)                                                                           $101,425,601
                                                                                                     ============

<F*> Commercial paper sold within terms of a private placement memorandum, exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". This security has been determined to be liquid under guidelines established by the board of directors.

See accompanying notes to financial statements.

BOND INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------------------

                                                                                 PAR                   MARKET
BONDS                                                                           VALUE                  VALUE
----------------------------------------------------------------------------------------------------------------
CORPORATE BONDS

Air Transport (1.50%)
 Delta Air Lines Inc., 9.300%, due 01/02/2011                                $  500,000              $   570,985
                                                                                                     -----------

Commercial Banking (3.84%)
 First National Bank Omaha,  7.320%, Due 12/01/2010                           1,500,000                1,461,405
                                                                                                     -----------

Business Machines (1.31%)
 Comdisco Inc., 6.500%, due 06/15/2000                                          500,000                  499,165
                                                                                                     -----------

Drugs & Medicines (2.64%)
 Medpartners Inc., 7.375%, due 10/01/2006                                     1,000,000                1,003,500
                                                                                                     -----------

Finance (Non - Banking) (2.32%)
 Merrill Lynch & Co Inc., 8.250%, due 11/15/1999                                500,000                  524,360
 Morgan Stanley, 8.100%, due 06/24/2002                                         338,000                  356,654
                                                                                                     -----------
                                                                                                         881,014
                                                                                                     -----------

Industrial Miscellaneous (3.82%)
 Alco Standard Corp., 6.750%, due 12/01/2025                                  1,000,000                  920,890
 OC Funding BV., 10.000%, due 06/01/2001                                        500,000                  532,650
                                                                                                     -----------
                                                                                                       1,453,540
                                                                                                     -----------

Motor Vehicles (0.72%)
 General Motors, 9.125%, due 07/15/2001                                         250,000                  273,313
                                                                                                     -----------

Retail (1.24%)
 Rite-Aid Corp., 6.875%, due 08/15/2013                                         500,000                  470,855
                                                                                                     -----------

Travel & Recreation (1.87%)
 Hertz Corp., 7.000%, due 04/15/2001                                            700,000                  708,967
                                                                                                     -----------

Utilities, Electrical & Gas (9.52%)
 Boston Edison, 5.950%, due 03/15/1998                                        1,000,000                  999,380
 Commonwealth Edison, 8.000%, due 05/15/2008                                    500,000                  527,740
 Hydro Quebec, 8.400%, due 01/15/2022                                         1,000,000                1,092,150
 Pacific Gas & Electric, 7.250%, due 08/01/2026                                 500,000                  477,035
 Virginia Electric Power Company, 7.625%, due 07/01/2007                        500,000                  521,350
                                                                                                     -----------
                                                                                                       3,617,655
                                                                                                     -----------

TOTAL CORPORATE BONDS (28.78%)
 (AMORTIZED COST $10,766,400)                                                                         10,940,399
                                                                                                     -----------

                                                   (continued)



BOND INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------------------

                                                                                 PAR                    MARKET
BONDS                                                                           VALUE                   VALUE
----------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES

United States Government Bonds   (60.42%)
 US Treasury Bonds,  9.875%, Due  11/15/2015                                 $  500,000              $   667,890
 US Treasury Notes,  9.250%, Due  02/15/2016                                    500,000                  634,765
 US Treasury Bonds,  8.125%, Due  08/15/2019                                  1,500,000                1,735,080
 US Treasury Bonds,  7.875%, Due  02/15/2021                                    200,000                  226,062
 US Treasury Notes,  7.500%, Due  11/15/2001                                    250,000                  263,165
 US Treasury Notes,  6.375%, Due  01/15/1999                                    500,000                  504,685
 US Treasury Notes,  7.500%, Due  05/15/2002                                  1,000,000                1,057,340
 US Treasury Notes,  6.000%, Due  10/15/1999                                    400,000                  400,124
 US Treasury Notes,  5.625%, Due  01/31/1998                                    500,000                  499,765
 US Treasury Notes,  6.250%, Due  02/15/2003                                  1,650,000                1,647,937
 US Treasury Bonds,  5.125%, Due  02/28/1998                                  1,000,000                  993,590
 US Treasury Notes,  5.125%, Due  03/31/1998                                    400,000                  397,312
 US Treasury Notes,  5.375%, Due  05/31/1998                                  1,000,000                  994,840
 US Treasury Notes,  5.125%, Due  11/30/1998                                  1,600,000                1,578,752
 US Treasury Notes,  6.750%, Due  05/31/1999                                  1,000,000                1,017,030
 US Treasury Notes,  7.250%, Due  08/15/2004                                  1,000,000                1,052,500
 US Treasury Notes,  7.500%, Due  10/315/1999                                 1,000,000                1,037,190
 US Treasury Notes,  5.875%, Due  08/15/1998                                  1,000,000                1,000,470
 US Treasury Notes,  6.125%, Due  09/30/2000                                  1,000,000                  999,370
 US Treasury Notes,  5.875%, Due  11/15/2005                                  1,000,000                  964,220
 US Treasury Notes,  6.375%, Due  03/31/2001                                    500,000                  503,360
 US Treasury Notes,  6.875%, Due  05/15/2006                                  1,500,000                1,545,705
 US Treasury Notes,  8.000%, Due  08/15/1999                                    450,000                  471,375
 US Treasury Notes,  6.500%, Due  05/31/2001                                  1,000,000                1,010,940
 US Treasury Notes,  8.500%, Due  02/15/2000                                    650,000                  694,181
 US Treasury Notes,  8.875%, Due  05/15/2000                                    500,000                  541,720
 US Treasury Bonds,  7.750%, Due  02/15/2001                                    500,000                  528,360
                                                                                                     -----------
                                                                                                      22,967,728
                                                                                                     -----------

Other Government Securities (3.22%)
 State of Israel, 6.375%, due 12/15/2005                                      1,000,000                  952,290
 Manitoba Province, 9.000%, due  12/15/2000                                     250,000                  271,730
                                                                                                     -----------
                                                                                                       1,224,020
                                                                                                     -----------

TOTAL GOVERNMENT SECURITIES
 (63.64%) (AMORTIZED COST $24,106,872)                                                                24,191,748
                                                                                                     -----------

AGENCY SECURITIES

Government & State Agency (5.03%)
 FNMA, 8.100%, due 08/12/2019                                                   500,000                  558,205
 FNMA, 8.950%, due 02/12/2018                                                   300,000                  361,734
 Tennessee Valley Authority, 5.125%, due 03/04/1998                           1,000,000                  993,120
                                                                                                     -----------
                                                                                                       1,913,059
                                                                                                     -----------

TOTAL GOVERNMENT AND STATE AGENCY
 (5.03%) (AMORTIZED COST $1,898,564)                                                                   1,913,059
                                                                                                     -----------

TOTAL BONDS (97.45%) (AMORTIZED COST $36,771,836)                                                     37,045,206
                                                                                                     -----------

                                                   (continued)



BOND INDEX FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------------------

                                                                                 PAR                    MARKET
SHORT TERM SECURITIES                                                           VALUE                   VALUE
----------------------------------------------------------------------------------------------------------------
Commercial Paper (1.14%)
 Alabama Power, 5.34%, due 01/03/1997                                        $  435,000              $   434,838
                                                                                                     -----------

TOTAL SHORT TERM SECURITIES (1.14%)
 (AMORTIZED COST  $434,838)                                                                              434,838
                                                                                                     -----------

TOTAL INVESTMENTS (98.59%) (AMORTIZED COST $37,206,674)                                               37,480,044

 Other net assets (1.41%)                                                                                534,638
                                                                                                     -----------

TOTAL NET ASSETS (100.00%)                                                                           $38,014,682
                                                                                                     ===========


See accompanying notes to financial statements.

MANAGED EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCK                                                  SHARES           VALUE
----------------------------------------------------------------------------------------
Aerospace & Military Technology (4.69%)
 Rockwell  International Corp.<F*>                            19,400        $ 1,180,975
 United Technologies Corp.                                    16,600          1,099,750
                                                                            -----------
                                                                              2,280,725
                                                                            -----------

Air Transport (1.60%)
 AMR Corp.<F*>                                                 8,800            775,500
                                                                            -----------

Business Machines (0.83%)
 Apple Computer Inc.<F*>                                      19,400            404,975
                                                                            -----------

Business Services (2.32%)
 Ogden Corp.                                                  59,300          1,126,700
                                                                            -----------

Chemicals (2.40%)
 Eastman Chemical                                             14,800            817,700
 Hanson PLC (ADR)                                             43,500            293,625
 Millenium Chemicals Inc.<F*>                                  3,107             55,149
                                                                            -----------
                                                                              1,166,474
                                                                            -----------

Commercial Banking (14.51%)
 Bank of Boston                                               12,000            771,000
 BankAmerica Corp.                                             8,400            837,900
 Banker's Trust New York Corp.                                11,700          1,009,125
 Chase Manhattan Corp (new)                                   11,600          1,036,750
 First of America Bank                                        21,600          1,298,700
 Mellon Bank Corp.                                            15,050          1,068,550
 PNC Financial Corp.                                          27,300          1,027,162
                                                                            -----------
                                                                              7,049,187
                                                                            -----------

Domestic Oil (5.15%)
 Ashland Inc.                                                 24,400          1,070,550
 Arco                                                         10,800          1,431,000
                                                                            -----------
                                                                              2,501,550
                                                                            -----------

Drugs & Medicines (3.89%)
 Bausch & Lomb Inc.                                           29,700          1,039,500
 Baxter International                                         20,700            848,700
                                                                            -----------
                                                                              1,888,200
                                                                            -----------

Electronics (4.69%)
 Harris Corp.                                                 18,200          1,248,975
 Texas Instruments Inc.                                       16,154          1,029,818
                                                                            -----------
                                                                              2,278,793
                                                                            -----------

Energy & Utilities (2.18%)
 Texas Utilities Co.                                          26,000          1,059,500
                                                                            -----------

Finance (Non - Banking) (2.82%)
 Student Loan Marketing Assoc.                                14,700          1,368,937
                                                                            -----------


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCK                                                  SHARES           VALUE
----------------------------------------------------------------------------------------
Food & Agriculture (2.38%)
 Fleming Companies Inc.                                       66,900        $ 1,154,025
                                                                            -----------

Industrial Miscellaneous (1.88%)
 Ryder System Inc.                                            32,500            914,062
                                                                            -----------

Insurance (4.27%)
 Lincoln National Corp.                                       20,000          1,050,000
 St Paul Companies Inc.                                       17,500          1,025,938
                                                                            -----------
                                                                              2,075,938
                                                                            -----------

International Oil (3.71%)
 Exxon Corp.                                                  12,400          1,215,200
 Mobil Corp.                                                   4,800            586,800
                                                                            -----------
                                                                              1,802,000
                                                                            -----------

Media (1.03%)
 McGraw-Hill Inc.                                             10,900            502,763
                                                                            -----------

Miscellaneous & Conglomerates (2.35%)
 Pinnacle West Capital                                        36,000          1,143,000
                                                                            -----------

Miscellaneous Finance (2.01%)
 American General Corp.                                       23,900            976,912
                                                                            -----------

Motor Vehicles (3.59%)
 Chrysler Corp.                                               25,200            831,600
 General Motors                                               16,400            914,300
                                                                            -----------
                                                                              1,745,900
                                                                            -----------

Non-Ferrous Metals (2.14%)
 Phelps Dodge Corp.                                           15,400          1,039,500
                                                                            -----------

Optical Photographic Equipment (1.47%)
 Eastman Kodak Co.                                             8,900            714,225
                                                                            -----------

Paper & Forest Products (4.02%)
 Louisiana Pacific Corp.                                      48,700          1,028,787
 Willamette Industries                                        13,300            926,013
                                                                            -----------
                                                                              1,954,800
                                                                            -----------

Producer Goods (1.83%)
 Deere & Co.                                                  22,000            891,000
                                                                            -----------

Retail (4.40%)
 J C Penney Co. Inc.                                          21,700          1,057,875
 Woolworth Corp.<F*>                                          49,000          1,078,000
                                                                            -----------
                                                                              2,135,875
                                                                            -----------
                                   (continued)




MANAGED EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCK                                                  SHARES           VALUE
----------------------------------------------------------------------------------------
Telephone (5.53%)
 A T & T Corp.                                                26,600         $1,153,775
 Sprint Corp.                                                 23,100            921,113
 US West Inc.<F*>                                             19,000            612,750
                                                                            -----------
                                                                              2,687,638
                                                                            -----------

Tobacco (7.24%)
 American Brands Inc.                                          9,900            491,287
 Philip Morris Companies Inc.                                 13,700          1,548,100
 RJR Nabisco Holdings                                         43,500          1,479,000
                                                                            -----------
                                                                              3,518,387
                                                                            -----------

Utilities, Electrical & Gas (5.64%)
 GPU Inc.                                                     36,000          1,210,500
 Nipsco Industries Inc.                                       33,200          1,315,550
 Northeast Utilities Inc.                                     16,100            211,313
                                                                            -----------
                                                                              2,737,363
                                                                            -----------

TOTAL COMMON STOCKS (98.57%)
 (COST $39,434,771)                                                          47,893,929
                                                                            -----------


----------------------------------------------------------------------------------------

                                                               PAR             MARKET
SHORT TERM SECURITIES                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Commercial Paper (2.08%)
 Baltimore Gas & Electric Co.
    6.12%, due 1/3/97                                        $165,000       $   164,944
 Goldman Sachs,
    7.35%, due 1/2/97                                         845,000           844,827
                                                                            -----------

TOTAL SHORT TERM SECURITIES (2.08%)
 (AMORTIZED COST $1,009,771)                                                  1,009,771
                                                                            -----------

TOTAL INVESTMENTS (100.65%)
 (AMORTIZED COST $40,444,542)                                                48,903,700

 Other net liabilities (-0.65%)                                               (316,665)
                                                                            -----------

TOTAL NET ASSETS (100.00%)                                                  $48,587,035
                                                                            ===========

<F*> Non-income producing securities.

See accompanying notes to financial statements.

ASSET ALLOCATION FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                               PAR             MARKET
BONDS                                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Government & State Agency
 FNMA, 8.350%, due 11/10/1999                             $  150,000        $   158,601

TOTAL GOVERNMENT & STATE AGENCY (0.18%)
 (AMORTIZED COST $149,503)                                                      158,601
                                                                            -----------

US Government Securities
 US Treasury Bonds, 7.250%,
    due 05/15/2016                                         1,500,000          1,583,910
 US Treasury Bonds, 7.125%,
    due 10/15/1998                                         1,000,000          1,021,250
 US Treasury Bonds, 6.375%,
    due 08/15/2002                                         1,000,000          1,006,560
 US Treasury Bonds, 5.750%,
    due 08/15/2003                                         1,000,000            970,000
 US Treasury Bonds, 5.875%,
    due 08/15/1998                                         1,000,000          1,000,470
 US Treasury Bonds, 8.000%,
    due 08/15/1999                                         1,000,000          1,047,500
 US Treasury Bonds, 6.125%,
    due 08/31/1998                                         2,500,000          2,510,925
                                                                            -----------

TOTAL GOVERNMENT SECURITIES (10.61%)
 (AMORTIZED COST $9,114,414)                                                  9,140,615
                                                                            -----------

CORPORATE BONDS

Air Transport (1.28%)
 Delta Airlines, 9.200%,
    due 09/23/2014                                         1,000,000          1,106,700
                                                                            -----------

Commercial Banking (0.84%)
 Boatmen's Bancshares, 6.750%,
    due 03/15/2003                                           250,000            245,373
 First USA Bank, 5.850%,
    due 02/22/2001                                           500,000            480,145
                                                                            -----------
                                                                                725,518
                                                                            -----------

Finance (Non-Banking) (2.33%)
 Associates Corp., 6.875%,
    due 02/01/2003                                           500,000            503,035
 Bear Stearns Co., 6.750%,
    due 04/15/2003                                         1,000,000            992,820
 Merrill Lynch & Co Inc.,
    7.375%, due 08/17/2002                                   500,000            512,955
                                                                            -----------
                                                                              2,008,810
                                                                            -----------

Industrial Miscellaneous (4.61%)
 Canadian National Railway,
    6.625%, due 05/15/2003                                   500,000            490,400
 Coca-Cola Company, 6.625%,
    due 10/01/2002                                           500,000            501,475


                                                              PAR              MARKET
BONDS                                                        VALUE             VALUE
----------------------------------------------------------------------------------------
Industrial Miscellaneous (continued)
 Disney Spin III, 14.000%,
    due 03/01/2000                                        $1,000,000        $ 1,220,000
 E I Dupont De Nemours & Co.,
    8.250%, due 09/15/2006                                   250,000            271,280
 Seagram Company Ltd.,
    8.350%, due 11/15/2006                                   500,000            542,890
 FMC Corp., 6.750%,
    due 01/16/2005                                         1,000,000            948,500
                                                                            -----------
                                                                              3,974,545
                                                                            -----------

Insurance (0.93%)
 Torchmark Corp., 8.625%,
    due 03/01/2017                                           785,000            800,573
                                                                            -----------

Liquor (0.58%)
 Anheuser-Busch Companies Inc.,
    6.900%, due 10/01/2002                                   500,000            501,575
                                                                            -----------

Media (1.26%)
 Tele-Communications Inc.,
    9.800%, due 02/01/2012                                 1,000,000          1,082,200
                                                                            -----------

Miscellaneous & Conglomerates (0.60%)
 Hanson Overseas BV,  7.375%,
    due 01/15/2003                                          500,000             513,015
                                                                            -----------

Motor Vehicles (1.19%)
 Enterprise Rent A Car, 7.500%,
    due 06/15/2003                                         1,000,000          1,027,860
                                                                            -----------

Municipality (1.21%)
 Province of Quebec - Series A,
    8.100%, due 04/23/2002                                 1,000,000          1,046,020
                                                                            -----------

Retail (0.59%)
 Dayton Hudson Corp., 7.500%,
    due 03/01/1999                                           500,000            511,615
                                                                            -----------

Telephone (0.57%)
 GTE Southwest, 6.540%,
    due 12/01/2005                                           500,000            487,740
                                                                            -----------

Utilities, Electrical & Gas (2.61%)
 Consolidated Edison, 7.375%,
    due 09/15/2000                                           500,000            510,590
 National Rural Utility Corp.,
    9.500%, due 05/15/1997                                   250,000            253,028
 Northern States Power, 6.125%,
    due 12/01/2005                                           500,000            475,070

                                   (continued)



ASSET ALLOCATION FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                               PAR             MARKET
BONDS                                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Utilities, Electrical & Gas (continued))
 Texas Utilities Co., 7.375%,
    due 08/01/2001                                           500,000        $   513,045
 Virginia Electric Power Co.,
    6.250%, due 08/01/1998                                   500,000            500,795
                                                                            -----------
                                                                              2,252,528
                                                                            -----------

TOTAL CORPORATE BONDS (18.60%)
 (AMORTIZED COST $15,861,953)                                                16,038,699
                                                                            -----------

MORTGAGE BACKED SECURITIES AND CMO'S

Government & State Agency (2.86%)
 FHLMC 1505-E PAC, 6.500%,
    Due 10/15/2019                                         1,000,000            981,870
 FNMA 1992-128G, 6.000%,
    due 02/25/2022                                           500,000            471,715
 FNMA 1992-146 PH, 7.500%,
    due 09/25/2019                                         1,000,000          1,013,430

TOTAL MORTGAGE BACKED SECURITIES AND CMO'S (2.86%)
 (AMORTIZED COST $2,459,668)                                                  2,467,015
                                                                            -----------

TOTAL BONDS (32.25%)
 (AMORTIZED COST $27,585,538)                                                27,804,930
                                                                            -----------

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Aerospace & Military Technology (2.91%)
 Boeing Co.                                                      726             77,319
 Rockwell International Corp.<F*>                             17,300          1,053,138
 United Technologies Corp.                                    20,800          1,378,000
                                                                            -----------
                                                                              2,508,457
                                                                            -----------

Air Transport (0.92%)
 AMR Corp.<F*>                                                 9,000            793,125
                                                                            -----------

Commercial Banking (9.34%)
 Bankamerica Corp.                                            13,200          1,316,700
 Banker's Trust New York Corp.                                11,400            983,250
 Chase Manhattan Corp. (New)                                  17,900          1,599,813
 First of America Bank                                        24,400          1,467,050
 Mellon Bank Corp.                                            20,150          1,430,650
 PNC Financial Corp.                                          33,200          1,249,150
                                                                            -----------
                                                                              8,046,613
                                                                            -----------

Business Machines (0.57%)
 Apple Computer Inc.<F*>                                      23,500            490,563
                                                                            -----------

Business Services (1.12%)
 Ogden Corp.                                                  50,700            963,300
                                                                            -----------

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Chemicals (3.13%)
 Eastman Chemical                                             15,200        $   839,800
 Hanson PLC (ADR)                                             45,000            303,750
 Millenium Chemicals Inc.<F*>                                  3,214             57,049
 Monsanto                                                     38,500          1,496,688
                                                                            -----------
                                                                              2,697,287
                                                                            -----------

Domestic Oil (2.97%)
 Ashland Inc.                                                 25,100          1,101,263
 Arco                                                         11,000          1,457,500
                                                                            -----------
                                                                              2,558,763
                                                                            -----------

Drugs & Medicines (2.30%)
 Allegiance Corp.                                              5,000            138,125
 Bausch & Lomb Inc.                                           23,500            822,500
 Baxter International                                         25,000          1,025,000
                                                                            -----------
                                                                              1,985,625
                                                                            -----------

Electronics (3.25%)
 Harris Corp.                                                 21,800          1,496,025
 Texas Instruments Inc.                                       20,500          1,306,875
                                                                            -----------
                                                                              2,802,900
                                                                            -----------

Energy & Utilities (1.42%)
 Texas Utilities Co.                                          30,100          1,226,575
                                                                            -----------

Finance (Non-Banking) (1.76%)
 Student Loan Marketing Assoc.                                16,300          1,517,938
                                                                            -----------

Food & Agriculture (1.10%)
 Fleming Companies Inc.                                       36,200            624,450
 H J Heinz Co.                                                 9,150            327,113
                                                                            -----------
                                                              45,350            951,563
                                                                            -----------

Industrial Miscellaneous (1.27%)
 Ryder System Inc.                                            38,800          1,091,250
                                                                            -----------

Insurance (2.54%)
 Lincoln National Corp.                                       24,000          1,260,000
 St. Paul Companies Inc.                                      15,800            926,275
                                                                            -----------
                                                                              2,186,275
                                                                            -----------

International Oil (1.97%)
 Exxon Corp.                                                  15,900          1,558,200
 Royal Dutch Petroleum Co.                                       800            136,600
                                                                            -----------
                                                                              1,694,800
                                                                            -----------

Media (0.25%)
 360 Communications Co.<F*>                                    9,200            213,900
                                                                            -----------

                                   (continued)



ASSET ALLOCATION FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Miscellaneous Finance (1.48%)
 American General Corp.                                       31,300        $ 1,279,388
                                                                            -----------

Miscellaneous & Conglomerates (1.66%)
 Pinnacle West Capital                                        45,000          1,428,750
                                                                            -----------

Motor Vehicles (2.41%)
 Chrysler Corp.                                               26,000            858,000
 General Motors                                               21,900          1,220,925
                                                                            -----------
                                                                              2,078,925
                                                                            -----------

Non-Ferrous Metals (1.03%)
 Phelps Dodge Corp.                                           13,200            891,000
                                                                            -----------

Optical Photographic Equipment (1.39%)
 Eastman Kodak Co.                                            14,900          1,195,725
                                                                            -----------

Paper & Forest Products (2.20%)
 Louisiana Pacific Corp.                                      34,500            728,813
 Willamette Industries                                        16,700          1,162,738
                                                                            -----------
                                                                              1,891,551
                                                                            -----------

Producer Goods (1.27%)
 Deere & Co.                                                  27,000          1,093,500
                                                                            -----------

Retail (4.04%)
 K Mart Corp.                                                  3,800             39,425
 J C Penney Co. Inc.<F*>                                      20,500            999,375
 TJX Cos. Inc.                                                28,100          1,331,238
 Woolworth Corp.                                              50,700          1,115,400
                                                                            -----------
                                                                              3,485,438
                                                                            -----------

Telephone (3.33%)
 A T & T Corp.                                                12,700            550,863
 Lucent Technologies                                           4,115            190,319
 Nynex Corp.                                                  18,200            875,875
 Sprint Corp.                                                 27,600          1,100,550
 US West Media Group<F*>                                       8,100            148,838
                                                                            -----------
                                                                              2,866,445
                                                                            -----------

Tobacco (4.77%)
 American Brands Inc.                                         20,700          1,027,230
 Imperial Tobacco Group - ADR                                 11,250            142,031
 Philip Morris Companies Inc.                                 13,700          1,548,100
 RJR Nabisco Holdings                                         41,000          1,394,000
                                                                            -----------
                                                              75,400          4,111,361
                                                                            -----------

Utilities, Electrical & Gas (3.01%)
 GPU Inc.                                                     39,600          1,331,550
 Nipsco Industries Inc.                                       31,900          1,264,038
                                                                            -----------
                                                                              2,595,588
                                                                            -----------

TOTAL COMMON STOCKS (63.41%)
 (COST $41,667,283)                                                          54,646,605
                                                                            -----------

----------------------------------------------------------------------------------------

                                                               PAR             MARKET
SHORT TERM SECURITIES                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Corporate Bond (0.58%)
 Fischbach Moore, 4.750%,
    due 04/01/1997                                        $  500,000        $   498,400
                                                                            -----------

Commercial Paper (2.86%)
 Merrill Lynch & Co., 5.750%,
    due 01/06/1997                                           100,000             99,920
 AGA Capital Inc., 5.800%,
    due 01/03/1997                                           500,000            499,839
 Alabama Power, 6.700%,
    due 01/03/1997                                         1,865,000          1,864,306
                                                                            -----------
                                                                              2,464,065
                                                                            -----------

Treasury Bill (0.06%)
 US Government Treasury Bill,
    4.450%, due 01/09/1997                                    50,000             49,953
                                                                            -----------

TOTAL SHORT TERM SECURITIES (3.50%)
 (AMORTIZED COST $3,011,977)                                                  3,012,418
                                                                            -----------

TOTAL INVESTMENTS (99.16%)
 (AMORITZED COST $72,264,798)                                                85,463,953

 Other net assets (0.84%)                                                       727,200
                                                                            -----------

TOTAL NET ASSETS (100.00%)                                                  $86,191,153
                                                                            ===========

<F*>Non-income producing security.

See accompanying notes to financial statements.


INTERNATIONAL EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Australia (2.15%)
 Australian & New Zealand
   Banking Group                                             21,000        $   132,272
 Orbital Engine Ltd.<F*>                                     25,000             18,864
                                                                           -----------
                                                                               151,136
                                                                           -----------

Austria (1.47%)
 Oemv AV<F*>                                                    600             67,586
 Voest Alpine Stahl                                           1,000             35,537
                                                                           -----------
                                                                               103,123
                                                                           -----------

Belgium (0.61%)
 Tessenderlo Chem.                                              100             42,894
                                                                           -----------

Denmark (0.57%)
 Den Danske Bank                                                500             40,262
                                                                           -----------

Finland (0.38%)
 UPM - Kymmene Corp.                                          1,260             26,381
                                                                           -----------

France (4.64%)
 Christian Dior                                                 600             96,601
 Credit Local De France                                         500             43,472
 Marine Wendel                                                  500             45,781
 SGS Thomson<F*>                                                575             40,592
 Sylea                                                          278             30,427
 Union Assurance Federale                                       264             32,501
 Usinor Sacilor                                               2,500             36,307
                                                                           -----------
                                                                               325,681
                                                                           -----------

Germany (4.42%)
 Bankgesellschaft Berlin AG                                   1,350             24,528
 Daimler-Benz AG<F*>                                          2,000            136,915
 Deutsche Bank AG                                             1,500             69,885
 Plettac AG                                                      70             12,855
 Spar Handels                                                 2,260             65,845
                                                                           -----------
                                                                               310,028
                                                                           -----------


Great Britain (15.41%)
 Abbey National PLC                                           1,000             13,075
 Albert Fisher Group                                         22,500             16,366
 Bank of Ireland                                             12,500            114,025
 Barclays PLC                                                 1,400             23,972
 Bat Industries                                               2,600             21,537
 British Gas PLC                                             19,000             72,839
 British Gas (ADR)                                              750             28,594
 British Petroleum                                            4,325             51,814
 British Sky Broadcasting PLC                                 1,300             11,614
 British Telecommunications                                   4,800             32,449
 BTR PLC Ord                                                  3,200             15,608
 Cable & Wireless                                             1,800             15,033
 General Electric PLC                                         2,300             15,076
 Glaxo Holdings PLC                                           1,500             24,388
 Grand Metropolitan                                           1,200              9,406
 Guinness PLC                                                 2,400             18,853


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Great Britain (continued)
 HSBC Holdings (75p)                                            500         $   11,167
 HSBC Holdings ($Hk10)                                          800             17,429
 Inchscape                                                   15,500             71,890
 Lloyds TSB Group                                             1,700             12,540
 London Insurance Market I.T.                                25,000             55,622
 Marks & Spencer                                              2,200             18,525
 Powerscreen                                                  3,880             37,519
 Prudential Corporation PLC<F*>                               2,400             20,209
 Reuters Holdings PLC                                         1,200             15,414
 RTZ Corporation PLC<F*>                                      1,300             20,870
 Scottish Hydro-Electric PLC                                  7,000             39,175
 Severn Trent                                                 4,500             51,523
 Smithkline Beecham PLC                                       1,400             19,360
 T & N PLC                                                   13,800             41,096
 Tomkins                                                     18,000             83,177
 Unilever PLC                                                   900             21,795
 Yorkshire Water                                              3,000             36,197
 Zeneca Group PLC<F*>                                           800             22,523
                                                                           -----------
                                                                             1,080,680
                                                                           -----------

Hong Kong (4.65%)
 CDL Hotels International                                    69,000             39,474
 Cheung Kong                                                  8,000             71,106
 Founder Hong Kong Ltd.<F*>                                  50,000             19,231
 Guoco Group, Ltd.                                            5,000             27,990
 HSBC Holdings                                                3,800             81,307
 South China Morning Post                                     2,000              1,655
 Wheelock & Co. Ltd.                                         30,000             85,521
                                                                           -----------
                                                                               326,284
                                                                           -----------

Italy (2.98%)
 Banca Popolare Di Bergamo                                    3,000             49,326
 Burgo Cartiere                                               5,000             23,019
 Olivetti Ing<F*>                                            95,000             33,426
 Pirelli                                                     10,000             18,514
 Saipem                                                       7,500             34,429
 Telecom Italia Mobile                                       20,000             50,444
                                                                           -----------
                                                                               209,158
                                                                           -----------

Japan (34.15%)
 Amway-Japan                                                  1,000             32,050
 Asahi Bank                                                   5,000             44,370
 Autobacs Seven Co.                                             500             35,280
 Bridgestone Corp.                                            5,000             94,770
 Canon                                                        2,000             44,111
 Chugoku Bank Limited                                         2,000             29,293
 Daicel Chemical                                              7,000             32,747
 Daiwa House 1925                                             3,000             38,511
 DDI Corp.                                                       15             98,992
 Fuji Photo                                                   3,000             98,734
 Honda Motors                                                 4,000            114,069
 Horiba                                                       3,000             30,757
 Inax                                                         3,000             22,176

                                   (continued)



INTERNATIONAL EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Japan (continued)
 Jusco                                                        2,000         $   67,718
 Kao Corporation                                              5,000             58,155
 Kirin Brewery                                                5,000             49,108
 Kuraray                                                      5,000             46,093
 Laox                                                         1,100             16,680
 Makita Corporation                                           1,000             13,957
 Maruko Co. Ltd.                                                550             18,433
 Marutomi Group                                                  75                510
 Matsushita Electric (ADR)                                      200             32,650
 Matsushita Electronics                                       4,000             65,133
 Minebea Co.                                                  5,000             41,699
 Mitsubishi Chemical Corp.                                      800              2,585
 Mitsubishi Electric                                          8,000             47,558
 Mitsubishi Heavy Industries                                 12,000             95,115
 Mitsubishi Materials                                        11,000             44,353
 Nippon Sanso                                                 4,000             14,095
 Nippon Steel Corp.                                          19,000             55,983
 Nishimatsu Constructions                                     6,000             52,210
 Nissen                                                          50                349
 NKK Corp.<F*>                                               20,000             44,973
 Noritsu Koki Co.                                             1,000             46,954
 Orix Corp.                                                     500             20,763
 Ricoh                                                        5,000             57,293
 Rinnai                                                       2,000             40,148
 Ryohin Keikaku Company Limited                               1,000             74,093
 Sankyo Co. Ltd., Gunma                                       1,000             29,207
 Sanyo Shinpan                                                  700             43,724
 Sawako Corporation                                           1,300             25,760
 Sekisui Chemical                                             4,000             40,321
 Shiseido Company                                             5,000             57,724
 Sumitomo Marine & Fire                                      11,000             68,235
 Sumitomo Trust And Banking                                   5,000             49,970
 Suzuki Motor Corp Ltd.                                       4,000             36,530
 Takeda Chemical Industries                                   5,000            104,678
 THK Company Limited                                          2,000             27,397
 Tsukishimo Kikai                                             3,000             49,367
 Yamanachi Chuo Bank                                          2,000             16,490
 Yamanouchi Pharmaceuticals                                   4,000             82,019
 Yamato Transport Co.                                         4,000             41,354
                                                                           -----------
                                                                             2,395,244
                                                                           -----------

Netherlands (3.10%)
 DSM NV                                                         800             78,811
 Hollandsche Beton Groep NV                                     235             48,625
 Ing Groep NV                                                 2,500             89,900
                                                                           -----------
                                                                               217,336
                                                                           -----------

New Zealand (0.33%)
 Air New Zealand "B"                                          8,500             23,062
                                                                           -----------

Norway (2.27%)
 Fokus Bank                                                   4,250             29,219
 Helikopter Services Group ASA                                2,500             32,497
 Norsk Hydro                                                  1,300             70,240


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Norway (continued)
 Smedvig                                                      1,000         $   21,925
 Smedvig ASA Class B<F*>                                        250              5,129
                                                                           -----------
                                                                               159,010
                                                                           -----------

Singapore (0.77%)
 Jardine Strategic Holdings                                  15,000             54,300
                                                                           -----------

Spain (2.63%)
 Asturiana De Zinc<F*>                                        3,300             32,600
 Aumar - Autopistas Del Mare                                  2,000             31,367
 Repsol (ADR)                                                   800             30,498
 Telefonica (ADR)                                             1,300             90,025
                                                                           -----------
                                                                               184,490
                                                                           -----------

Sweden (0.79%)
 Cardo AB                                                     2,000             55,360
                                                                           -----------

Switzerland (2.45%)
 Baloise Holdings                                                25             50,086
 Novartis AG-Bearer                                             107            121,629
                                                                           -----------
                                                                               171,715
                                                                           -----------

TOTAL COMMON STOCKS (83.77%)
 (COST $5,359,340)                                                           5,876,144
                                                                           -----------

----------------------------------------------------------------------------------------

                                                                               MARKET
PREFERRED STOCK                                               SHARES           VALUE
----------------------------------------------------------------------------------------
Germany
 GEA AG                                                          75         $   23,652
 Jungheinrich                                                   125             14,357
                                                                           -----------

TOTAL PREFERRED STOCKS (0.54%)
 (COST $35,695)                                                                 38,009
                                                                           -----------

----------------------------------------------------------------------------------------

                                                               PAR             MARKET
SHORT TERM SECURITIES                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Commercial Paper (14.52%)
United States
 AIG Funding, 5.80%,
 due 01/02/1997                                             400,000         $  399,936
 Baltimore Gas and Electric Co.,
 6.12%, due 01/03/1997                                      300,000            299,898
 Merrill Lynch and Co., 5.65%,
 due 01/23/1997                                             320,000            318,895
                                                                           -----------

TOTAL SHORT TERM SECURITIES (14.52%)
 (AMORTIZED COST $1,018,729)                                                 1,018,729
                                                                           -----------

TOTAL INVESTMENTS (98.83%)
 (AMORTIZED COST $6,413,764)                                                 6,932,882

 Other net assets  (1.17%)                                                      82,080
                                                                           -----------

TOTAL NET ASSETS (100.00%)                                                 $ 7,014,962
                                                                           ===========

<F*>  Non-income producing securities.

See accompanying notes to financial statements.

SPECIAL EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Air Transport (0.87%)
 Alaska Air Group<F*>                                          1,700         $   35,700
                                                                             ----------

Apparel (0.46%)
 Cone Mills Corp.<F*>                                          2,400             18,900
                                                                             ----------

Business Machines (1.99%)
 Computer Horizons Corp.<F*>                                     799             30,762
 Plantronics<F*>                                               1,140             51,300
                                                                             ----------
                                                                                 82,062
                                                                             ----------

Business Services (2.23%)
 CSG Systems International<F*>                                 2,500             38,438
 Integrated Health Services                                    2,200             53,625
                                                                             ----------
                                                                                 92,063
                                                                             ----------

Commercial Banking (6.54%)
 Albank Financial                                              1,812             56,852
 Bankatlantic Bancorp Inc.                                     3,936             52,644
 Banknorth Group Inc.                                          1,400             58,100
 Commerce Bancorp                                              1,618             53,394
 Standard Federal Bancorporation                                 850             48,343
                                                                             ----------
                                                                                269,333
                                                                             ----------

Construction (3.96%)
 Avalon Properties Inc.                                        1,100             31,625
 BMC West Corp.                                                2,160             26,460
 Beazer Homes USA Inc.<F*>                                     2,490             46,065
 CMI Corporation                                               4,230             18,506
 Pacific Greystone Corp.<F*>                                   3,700             40,700
                                                                             ----------
                                                                                163,356
                                                                             ----------

Containers (1.05%)
 Bway Corp<F*>                                                 2,270             43,414
                                                                             ----------

Domestic Oil (1.59%)
 Belco Oil & Gas Corp.<F*>                                     2,400             65,700
                                                                             ----------

Drugs & Medicines (2.59%)
 Beckman Instruments                                           1,110             42,596
 Mariner Health Group Inc.<F*>                                 3,800             32,300
 Sierra Health Services                                        1,300             32,013
                                                                             ----------
                                                                                106,909
                                                                             ----------

Electronics (7.12%)
 Belden                                                        1,140             42,180
 Berg Electronics Corp.<F*>                                    1,500             44,063
 Cable Design Tech.<F*>                                          700             21,788
 Dallas Semiconductor Corp.                                    2,100             48,300
 Electro Scientific Industries<F*>                             1,900             49,400
 Franklin Electronic Publishing<F*>                            2,000             24,250


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Electronics (continued)
 Lattice Semiconductor<F*>                                       900          $  41,400
 Marquette Medical Systems Class A<F*>                         1,000             22,124
                                                                             ----------
                                                                                293,505
                                                                             ----------

Energy Raw Materials (0.60%)
 Oneok                                                           820             24,600
                                                                             ----------

Finance (Non - Banking) (6.65%)
 Astoria Financial Corp.                                         800             29,500
 Capstone Capital Trust Inc.                                     100              2,238
 Commonwealth Bancorp Inc.                                     2,400             36,000
 National Auto Credit Inc.                                       500              6,000
 PFF Bancorp Inc.<F*>                                          2,900             43,138
 Peoples Heritage Financial Group                              2,300             64,400
 Susquehanna Banchsares Inc.                                   1,300             45,013
 Webster Financial Corp.                                       1,300             47,774
                                                                             ----------
                                                                                274,063
                                                                             ----------

Food & Agriculture (1.23%)
 Suiza Foods Corp.<F*>                                         2,500             50,625
                                                                             ----------

Industrial Miscellaneous (8.64%)
 Alamo Group                                                   1,720             29,455
 Crown Crafts Inc.                                             1,840             18,400
 Hirsch International Corp.                                      200              3,700
 Halophane Corp.                                               2,215             42,085
 Lam Research Corp.<F*>                                          500             14,063
 Libbey                                                        1,800             50,175
 Lydall Inc.<F*>                                                 310              6,975
 Marshall Industries<F*>                                         900             27,563
 Park Electrochemical                                          1,600             36,400
 Seacor Holdings Inc.<F*>                                        900             56,700
 Shurgard Storage Centers                                      1,100             32,588
 Wellman Inc.                                                  2,200             37,674
                                                                             ----------
                                                                                355,778
                                                                             ----------

Insurance (7.21%)
 Berkley Corp.                                                   730             37,048
 Commerce Group Inc.                                           1,730             43,683
 Enhance Financial Services Group                              1,100             40,150
 Harleysville Group Inc.                                       1,300             39,650
 PXRE Corp.                                                    1,600             39,600
 State Auto Financial                                          2,115             38,070
 United Wisconsin Services                                       800             21,000
 GCR Holdings Limited                                          1,700             37,824
                                                                             ----------
                                                                                297,025
                                                                             ----------

International Oil (0.95%)
 Forasol-Foramer<F*>                                           2,000             39,250
                                                                             ----------

                                   (continued)


SPECIAL EQUITY FUND
SCHEDULE OF INVESTMENTS - DECEMBER 31, 1996

----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Motor Vehicles (2.60%)
 Mark IV Industries                                            1,968          $  44,526
 A O Smith                                                     1,700             50,788
 TBC Corp.<F*>                                                 1,550             11,625
                                                                             ----------
                                                                                106,939
                                                                             ----------

Non-Ferrous Metals (1.95%)
 Century Aluminum Company                                        200              3,450
 Mueller Industries Inc.<F*>                                     900             34,650
 Wolverine Tube Inc.<F*>                                       1,200             42,300
                                                                             ----------
                                                                                 80,400
                                                                             ----------

Paper & Forest Products (3.16%)
 Caraustar Industries Inc.                                       950             31,588
 Chesapeake Corp.                                              1,700             53,337
 Pentair Inc.                                                  1,400             45,150
                                                                             ----------
                                                                                130,075
                                                                             ----------

Producer Goods (2.74%)
 BWIP Holding Inc.                                             1,970             32,505
 Brown & Sharpe Mfg Co.<F*>                                    2,600             36,400
 Charter Power Systems                                         1,430             43,794
                                                                             ----------
                                                                                112,699
                                                                             ----------

Railroads & Shipping (0.90%)
 Harmon Industries Inc.                                        1,980             36,878
                                                                             ----------

Real Estate (4.92%)
 Beacon Properties Corp.                                         700             25,638
 Boykin Lodging Co.                                            1,100             26,400
 Brandywine Realty Trust                                         700             13,650
 Camden Property Trust                                         1,000             28,625
 Felcor Suite Hotels Inc.                                        700             24,763
 Highwoods Properties Inc.                                     1,100             37,124
 Meridian Industrial Trust                                       500             10,500
 Patriot American Hospitality                                    400             17,250
 Storage Trust Realty                                            700             18,900
                                                                             ----------
                                                                                202,850
                                                                             ----------

Retail (10.20%)
 Bell Microproducts<F*>                                        3,600             31,950
 Buffets Inc.<F*>                                              3,300             30,113
 Carson Pirie Scott & Co.<F*>                                  1,400             35,350
 Ethan Allen Interiors                                         1,050             40,425
 Fingerhut Companies Inc.                                      3,300             40,425
 Fred's Inc.                                                   2,400             20,700
 Movado Group Inc.                                             1,500             40,875
 Phillips-Van Heusen                                           2,800             40,250
 Ruby Tuesday Inc.                                             1,400             26,250
 Stanhome Inc.                                                 1,500             39,750
 Value City Department Stores<F*>                              2,870             30,135
 Zale Corp.<F*>                                                2,300             44,275
                                                                             ----------
                                                                                420,498
                                                                             ----------

Soaps & Cosmetics (1.03%)
 Bush Boake Allen Inc.<F*>                                     1,600             42,600
                                                                             ----------


----------------------------------------------------------------------------------------

                                                                               MARKET
COMMON STOCKS                                                 SHARES           VALUE
----------------------------------------------------------------------------------------
Steel (2.46%)
 Gibraltar Steel Corp.<F*>                                     1,700             44,625
 Rouge Steel                                                     600             12,600
 US Can Corp.<F*>                                              2,620             44,213
                                                                             ----------
                                                                                101,438
                                                                             ----------

Tobacco (1.17%)
 Universal Corp.                                               1,500             48,184
                                                                             ----------

Travel & Recreation (1.27%)
 K2 Inc.                                                       1,900             52,250
                                                                             ----------

Trucking & Freight (1.84%)
 Eastern Enterprises                                             510             18,041
 Midwest Express Holdings<F*>                                  1,600             57,600
                                                                             ----------
                                                                                 75,641
                                                                             ----------

Utilities, Electrical & Gas (4.13%)
 Central Louisiana Electric                                      700             19,338
 Eastern Utilities Association                                   800             13,900
 IES Industries Inc.                                             520             15,535
 Piedmont Natural Gas Co.                                      1,030             24,076
 Public Service Company of
    New Mexico                                                 1,440             28,260
 Sierra Pacific Resources                                        730             20,988
 TNP Enterprises Inc.                                          1,000             27,375
 UGI Corp.                                                       920             20,584
                                                                             ----------
                                                                                170,056
                                                                             ----------

TOTAL COMMON STOCKS (92.05%)
 (COST $3,209,502)                                                            3,792,791
                                                                             ----------


----------------------------------------------------------------------------------------

                                                               PAR             MARKET
SHORT TERM SECURITIES                                         VALUE            VALUE
----------------------------------------------------------------------------------------
Commercial Paper (5.70%)
 Merrill Lynch & Co,
    5.76%, due 1/ 6/97                                      $115,000          $ 114,908
 Alabama Power,
    6.10%, due 1/ 3/97                                       120,000            119,959
                                                                             ----------
                                                                                234,867
                                                                             ----------

Short Term Repurchase Agreement (1.70%)
 Boatmen's National Bank of St. Louis,
    5.27%, due 1/ 2/97                                        70,000             70,000
                                                                             ----------

TOTAL SHORT TERM SECURITIES (7.40%)
 (AMORTIZED COST $304,867)                                                      304,867
                                                                             ----------

TOTAL INVESTMENTS (99.45%)
 (AMORTIZED COST $3,514,369)                                                  4,097,658

 Other net assets (0.55%)                                                        22,514
                                                                             ----------

TOTAL NET ASSETS (100.00%)                                                   $4,120,172
                                                                             ==========

<F*> Non-income producing securities.

See accompanying notes to financial statements.

                              GENERAL AMERICAN CAPITAL COMPANY

                                     December 31, 1996


BOARD OF DIRECTORS

   Richard A. Liddy, Chairman
   Theodore M. Armstrong
   Harry E. Rich
   Alan C. Henderson
   Matthew P. McCauley

INVESTMENT ADVISOR

   Conning Asset Management Company

SAFEKEEPER OF SECURITIES

   Bank of New York

LEGAL COUNSEL

   Stephen E. Roth
   Sutherland, Asbill & Brennan, Washington D.C.

INDEPENDENT AUDITORS

   KPMG Peat Marwick LLP

If distributed to perspective investors, this report must be preceded or accompanied by a current prospectus. The prospectus is incomplete without reference to the financial data contained in this annual report.